SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C.  20549




                                    FORM U5S





                                  ANNUAL REPORT
                      For the Year Ended December 31, 2000







       Filed pursuant to the Public Utility Holding Company Act of 1935 by


                        GPU, INC. (File No. 001-06047)
            300 Madison Avenue, Morristown, New Jersey  07962-1911

                                   GPU, INC.
                                    FORM U5S
              ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2000
              --------------------------------------------------

                                TABLE OF CONTENTS

  Item
   No.                             Title                                 Page

     1.    System Companies and Investments Therein                       1-5

     2.    Acquisitions or Sales of Utility Assets                          6

     3.    Issue, Sale, Pledge, Guarantee or Assumption
           of System Securities                                             7

     4.    Acquisition, Redemption or Retirement of
           System Securities                                             8-10

     5.    Investments in Securities of Nonsystem Companies             11-12

     6.    Officers and Directors                                       13-25

     7.    Contributions and Public Relations                              26

     8.    Service, Sales and Construction Contracts                    27-28

     9.    Wholesale Generators and Foreign Utility Companies           29-48

    10.    Financial Statements and Exhibits:

               Consolidating Financial Statements,
               Schedules and Notes                                      49-63
               ----------------------------------

               Exhibits                                                64-100
               --------

           Signature Page                                                101


ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2000

                                                           Number of Common Shares
                                                              or Principal Amount    % of (a)         Issuer             Owner's
         Name of Company                                            Owned           Voting Power      Book Value        Book Value
         ---------------                                            -----           ------------      ----------        ----------

GPU, Inc. (GPU):
  Jersey Central Power & Light Company (JCP&L)(b)             15,371,270 shs.           100%       $1,459,259,791   $1,459,259,791
    JCP&L Preferred Capital, Inc.                                    100 shs.           100            17,011,625       17,011,625
      JCP&L Capital L.P.                                              (i)               100             3,866,079        3,866,079
  JCP&L Transition Holdings, Inc.(o)                                 100 shs.           100                     -                -
    JCP&L Transition Inc. (o)                                        100 shs.           100                     -                -
      JCP&L Transition Funding, LLC (o)                              100 shs.           100                     -                -
  Metropolitan Edison Company (Met-Ed)(b)(c)                     859,500 shs.           100           537,013,273      537,013,273
    York Haven Power Company                                         500 shs.           100            20,747,069       20,747,069
    Met-Ed Preferred Capital II, Inc.                                100 shs.           100             2,956,530        2,956,530
      Met-Ed Capital II, L.P.                                         (i)               100             3,228,297        3,228,297
        Met-Ed Capital Trust                                          (i)               100                     -                -
  Pennsylvania Electric Company (Penelec)(b)(c)                5,290,596 shs.           100           469,821,537      469,821,537
    Nineveh Water Company                                              5 shs.           100             1,209,560        1,209,560
    Waverly Electric Light & Power Company                           600 shs.           100                15,000           15,000
    Penelec Preferred Capital II, Inc.                               100 shs.           100             2,960,602        2,960,602
      Penelec Capital II, L.P.                                        (i)               100             3,093,800        3,093,800
        Penelec Capital Trust                                         (i)               100                     -                -
  GPU Service, Inc. (GPUS) (d)                                     5,000 shs.           100            (1,811,862)      (1,811,862)
  GPU Nuclear, Inc. (GPUN) (e)                                     2,500 shs.           100                53,514           53,514
  GPU Advanced Resources, Inc. (GPU AR) (f)                          100 shs.           100            12,715,982       12,715,982
  GPU Telcom Services, Inc. (GPU Telcom) (g)                         100 shs.           100            66,730,270       66,730,270



ITEM 1.           SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 2000 (Continued):

                                                Number of Common Shares
                                                 or Principal Amount          % of (a)         Issuer          Owner's
         Name of Company                                Owned               Voting Power      Book Value     Book Value
         ---------------                                -----               ------------      ----------     ----------
 MYR Group Inc. (MYR)(i)                            6,702,426 shs               100          (6,660,566)     (6,660,566)
    L. E. Myers Company                                 1,000 shs.              100          38,429,143      38,429,143
    Hawkeye Construction, Inc.                            550 shs.              100           3,695,320       3,695,320
    Myrcom, Inc.                                          100 shs.              100          (1,532,085)     (1,532,085)
    MYRpower, Inc.                                        100 shs.              100             927,015         927,015
    Great Southwestern Construction, Inc.              50,000 shs.              100           3,740,279         832,164
    Harlan Electric Company                               100 shs.              100          49,720,674      49,720,674
    Sturgeon Electric Company, Inc.                       100 shs.              100          49,675,944      49,675,944
    ComTel Technology, Inc.                            50,000 shs.              100             (42,095)        (42,095)
    Power Piping Company                                9,900 shs.              100           1,904,247       1,904,247
    D.W.Close Company, Inc.                            26,450 shs.              100             702,111         702,111
GPU Diversified Holdings LLC (j)                          100 shs.              100          25,372,609      25,372,609
    GPU Solar, Inc.                                        50 shs.               50             818,895         409,447
    GPU EnerTech Holdings (h)                             100 shs.              100           1,210,814       1,192,414
GPU Power, Inc. (GPU Power) (k)                         1,000 shs.              100         139,139,305     139,135,496
    Guaracachi America, Inc. (k)                          100 shs.              100          37,494,769      37,494,769
      Empresa Guaracachi S.A. (k)                     822,779 shs.               50          86,750,419      49,781,072
    EI Barranquilla, Inc. (k)                             100 shs.              100          34,200,034      34,200,034
      Termobarranquilla Empresa de Servicia
      Publicos, S.A. (k)                              420,592 shs.               29         320,980,944      40,413,248
    Barranquilla Lease Holding, Inc. (k)                  100 shs.              100          46,003,552      46,003,552
      Los Amigos Leasing Company, Ltd. (k)             12,000 shs.              100            (794,128)         12,000
    EI International (k)                                  100 shs.              100             726,662         726,662
      GPUI Colombia, Ltda. (k) (l)                        100 shs.              100             603,357         603,357



ITEM 1.           SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 2000 (Continued):

                                                          Number of Common Shares
                                                           or Principal Amount          % of (a)        Issuer             Owner's
         Name of Company                                         Owned                Voting Power      Book Value       Book Value
         ---------------                                         -----                ------------      ----------       ----------
    GPU Power Philippines, Inc. (k)                              100 shs.               100                   100               100
      Magellan Utilities Development Corporation (k)          17,264 shs.                40                     -                 -
    GPU International Asia, Inc. (k)                             100 shs.               100              (474,737)         (511,088)
    GPU Power Ireland, Inc. (k) (Inactive)                       100 shs.               100                     -                 -
    Hanover Energy Corporation (k) (Inactive)                    100 shs.               100                     -                 -
    Austin Cogeneration Corporation (k) (Inactive)               100 shs.               100                     -                 -
      Austin Cogeneration Partners, L.P.(k) (Inactive)            (l)                   100                     -                 -
    International Power Advisors, Inc. (k)                       100 shs.               100             2,241,393         2,241,393
    EI Canada Holding Limited (k)                              1,000 shs.               100              (172,835)         (172,835)
      EI Services Canada Limited (k)                           1,000 shs.               100              (157,700)         (157,700)
      EI Brooklyn Power Limited (k)                            1,000 shs.               100                (4,915)           (4,915)
         EI Brooklyn Investments Limited (k)                   1,000 shs.               100                  (919)             (919)
    NCP Ada Power, Inc. (m) (Inactive)                         1,000 shs.               100               273,423           273,423
    NCP Energy, Inc. (m)                                       1,000 shs.               100            14,238,418        14,238,418
      Syracuse Orange Partners LP                                  -                      -                     -                 -
GPU Capital, Inc. (GPU Capital) (n)                              100 shs.               100           881,241,731       881,241,731
    GPU Electric, Inc. (GPU Electric) (n)                        100 shs.               100         1,325,437,803     1,325,437,803
      GPU Brasil, Inc.                                           100 shs.               100                     -                 -
        GPU do Brasil, Ltda.                                   1,000 shs.               100                     -                 -
        GPU Sao Paulo, SA                                      1,000 shs.               100                     -                 -
      GPU Argentina Holdings, Inc. (n)                           100 shs.               100           393,688,316       393,688,316
        GPU Argentina Services Ltd. (n)                        5,000 shs.               100              (158,595)         (158,564)
        Empresa Distribuidora Electrica
         Regional, S.A. (Emdersa) (n)                     35,066,710 shs.               100           380,702,061       380,702,061
      GPU Australia Holdings, Inc. (n)                           100 shs.               100           168,032,660       168,032,660
        VicGas Holdings, Inc. (n)                                100 shs.               100           217,043,225       217,043,225
          GPU GasNet Pty Ltd. (n)                                100 shs.               100            54,613,749        54,613,749
          Transmission Pipelines Australia
           (Asset) Pty Limited (n)                                12 shs.               100             2,142,650         2,142,642
        GPU GasNet Tradings Pty Ltd.                             100 shs.               100                     -                 -
        Victoria Electric Holdings, Inc. (n)                     100 shs.               100            23,621,128        23,621,128
          Victoria Electric, Inc. (n)                            100 shs.               100           151,924,009       151,924,009
        Austran Holdings, Inc. (n)                               100 shs.               100            66,252,574        66,252,574
      GPU International Australia Pty Ltd.                10,000,000 shs.               100               545,143           545,143
      EI UK Holdings, Inc. (n)                                   100 shs.               100           944,982,762       944,982,762
        Avon Energy Partners Holdings (n)                    660,000 shs.               100         1,156,992,066     1,156,992,066
          Avon Energy Partners plc (n)                       660,000 shs.               100         2,276,887,000     2,276,887,000
            Midlands Electricity plc (n)                 392,572,556 shs.               100         2,276,585,000     2,276,585,000


ITEM 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 2000 (Continued):

Notes:            (a)        Sets forth the percentage of voting securities held
                             directly or indirectly by GPU, Inc.

                  (b) The business of these electric utility subsidiaries consists primarily of the transmission, distribution and sale of electricity.

                             These utility subsidiaries collectively own all of the common stock of Saxton Nuclear Experimental Corporation, a Pennsylvania nonprofit corporation organized for nuclear experimental purposes which is now inactive. The carrying value of the owners' investment has been written down to a nominal value.

                  (c) Met-Ed and Penelec are exempt as holding companies under Section 3(a) and Rule 2 of the Public Utility Holding Company Act of 1935 (the Act).

                  (d)        Provides corporate services to the GPU Companies.

                  (e) Involved with decommissioning the Saxton Nuclear Experimental Station and monitoring of the Three Mile Island Unit 2 nuclear facility, which was damaged during a 1979 accident, up until the time decommissioning of the plant commences (around the year 2014).

                  (f) GPU Advanced Resources, Inc.'s lines of business include energy services and retail energy sales.

                  (g) GPU Telcom is an exempt telecommunications infrastructure development and management company and wholesale telecommunications provider with operations primarily in the Mid-Atlantic region of the US.

                  (h) GPU Enertech Holdings, a Delaware corporation, was established in February 2000 as a Holding Company for investments in energy related technology or service companies.

                  (i) In April 2000, GPU acquired MYR, a Delaware corporation formed in 1982. MYR is an infrastructure construction services company, providing through its ten subsidiaries, a complete range of power line and commercial/industrial electrical construction services for electric utilities, telecommunications providers, commercial and industrial facilities and government agencies across the US. MYR also builds cellular towers for the wireless communications market.

                  (j) Diversified Holdings, a Delaware corporation, was established in August 2000 to hold certain of the GPU System's non-utility holdings.

                  (k)        These subsidiaries are exempt wholesale generators
                             (EWG) under the provisions of Section 32 of the Act. These subsidiaries participate in some or all aspects of promoting, developing, financing, constructing, owning, managing and operating generation facilities, both domestically and in foreign countries, the electric energy from which is sold exclusively at wholesale.

ITEM 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 2000 (Continued):


                  (l) GPUI Colombia, Ltda. is owned 48% by GPU Power, Inc. and 52% by EI International.

                  (m) These subsidiaries are independent power producers, which participate in some or all aspects of promoting, developing, financing, constructing, owning, managing and operating nonutility qualifying facilities.

                  (n)        These subsidiaries are foreign utility companies
                             (FUCO) under the provisions of Section 33 of the Act. These subsidiaries participate in some or all aspects of promoting, developing, financing, constructing, owning, managing and operating generation, transmission and distribution facilities in foreign countries.

                  (o) These subsidiaries were established in February 2000 to effect the securitization of JCP&L's restructuring related stranded costs.

ITEM 2.   ACQUISITIONS OR SALES OF UTILITY ASSETS

        In August 2000, JCP&L sold Oyster Creek to AmerGen Energy Company, LLC (AmerGen), a joint venture of PECO Energy and British Energy, for approximately $10 million. As a result of the sale, a non-recurring gain of $16.5 million, or $0.13 per share, was recognized in income for the reversal of certain deferred taxes and realization of an investment tax credit related to the sale. If JCP&L receives an IRS ruling that supports returning these tax benefits to ratepayers, JCP&L would then reduce its stranded costs by this amount and record a corresponding charge to income. As part of the sale, AmerGen has assumed full responsibility for decommissioning the plant and JCP&L has transferred $440 million of Oyster Creek decommissioning trust funds to AmerGen, of which approximately $114 million was paid into the trust by JCP&L at closing. JCP&L has agreed to fund the station's outage cost (up to a maximum of $88 million), including the fuel reload, for the refueling outage completed in November 2000. Outage costs of approximately $88 million were incurred, and are presently being reviewed by GPU. AmerGen will repay these outage costs to JCP&L in nine equal annual installments without interest, beginning August 2001.


ITEM 3.   ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES


                                                   Principal Amount
                         Name of Company           or Stated Value
                                             -----------------------------
   Name of Issuer       Issuing, Selling,                       Pledged,
        and           Pledging, Guaranteeing     Issued       Guaranteed      Date of                             Commission
   Title of Issue     or Assuming Securities    and Sold      or Assumed    Transaction       Proceeds           Authorization
        (1)                    (2)                 (3)            (4)           (5)             (6)                   (7)
--------------------  ---------------------  --------------  -------------  -----------  -----------------   --------------------
Jersey Central Power & Light Company:
------------------------------------

Performance Guarantees         JCP&L                        $ 6,980,545 (a)   various            n/a                Rule 45
                                                            ============


Metropolitan Edison Company:
---------------------------

Performance Guarantees        Met-Ed                        $ 17,047,600(b)   various            n/a                Rule 45
                                                            ============

Pennsylvania Electric Company:
-----------------------------

Performance Guarantees       Penelec                        $  5,029,400(c)   various            n/a                Rule 45
                                                            ============

Notes:     (a)   Represents letters of credit for workers compensation insurance
                 ($6,232,736), surety bonds relating to environmental issues
                 ($545,309), and miscellaneous surety bonds for various purposes
                ($202,500).

Notes:     (b)   Represents letters of credit for workers compensation insurance
                 ($945,600), a payment and performance surety bond ($2,180,000), a letter of credit relating to the Middletown settlement
                 ($12,800,000), and miscellaneous surety bonds for various purposes ($1,122,000).

Notes:     (c)   Represents letters of credit for workers compensation insurance
                 ($4,226,400), surety bonds relating to environmental issues
                 ($210,000), and miscellaneous surety bonds for various purposes ($593,000).


ITEM 4.  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES


                                           Name of Company Acquiring                                               Authorization
Name of Issuer                              or Retiring Securities       Consideration        Disposition          or Exemption
--------------                              ----------------------       -------------        -----------          ------------

  JCP&L:
    Cumulative Preferred Stock                  JCP&L                    $ 21,937,245          Redeemed               Rule 42
                                                                          ===========
    Medium Term Notes                           JCP&L                    $ 40,093,956          Retired                Rule 42
                                                                          ===========
  Met-Ed:
    Medium Term Notes                           Met-Ed                   $ 51,455,600          Retired                Rule 42
                                                                          ===========








NOTE:  See pages 9 to 10 for a detailed description of the above transactions.


ITEM 4.  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES (Continued):

                                                        Principal
                                                    Amount or Stated Value
   Name of Issuer           Name of Company       ----------------------------
        and             Acquiring, Redeeming or                  Redeemed       Date of                           Commission
   Title of Issue         Retiring Securities      Acquired     and Retired   Transaction    Consideration       Authorization
        (1)                       (2)                 (3)           (4)           (5)             (6)                (7)
--------------------    ----------------------- -------------- -------------  -----------   ----------------     --------------
Jersey Central Power &
   Light Company

Cumulative Preferred Stock:
 7.52% Series K                   JCP&L                        $  5,000,000     06-01-00     $  5,031,674           Rule 42
 8.65% Series J                   JCP&L                          16,666,600     07-01-00       16,905,571           Rule 42
                                                                 ----------                    ----------
                                                               $ 21,666,600                  $ 21,937,245
                                                                 ==========                    ==========
Medium Term Notes:
 6.04% Series C                   JCP&L                        $ 40,000,000     03-15-00     $ 40,093,956           Rule 42
                                                                 ==========                    ==========


                                                        Principal
                                                 Amount or Stated Value
                                                ------------------------

   Name of Issuer        Name of Company
        and           Acquiring, Redeeming or                  Redeemed       Date of                         Commission
   Title of Issue       Retiring Securities      Acquired     and Retired   Transaction    Consideration     Authorization
        (1)                     (2)                 (3)           (4)           (5)             (6)               (7)
--------------------  ----------------------- -------------- -------------  -----------   ----------------  ---------------
Metropolitan Edison
   Company

Medium Term Notes:
  9.48%  Series A, due 2000     Met-Ed                        $ 20,000,000   05/22/00       $ 20,742,600        Rule 42
  6.20%  Series B, due 2000     Met-Ed                          30,000,000   06/19/00         30,713,000        Rule 42
                                                               -----------                   -----------
                                                              $ 50,000,000                  $ 51,455,600
                                                              ============                  ============



ITEM 5. INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES AS OF DECEMBER 31, 2000



                                                                 Equity Securities
                                                         ----------------------------------

                                                                                                  Nature of              Owner's
Name of Issuer                 Security Owned           Shares Owned       % of Voting Power      Business              Book Value
--------------                 --------------           ------------       -----------------      ---------             ----------
                                                                                                Develop, manufacture
                                                                                                and market
Ballard Generation              Common                                                          stationary fuel
Systems Inc.                    Stock                  1,490,301 (1)             7.41%          cell power systems      $18,027,943


                                                                                                Develop, manufacture
Ballard Power                   Common                                                          and market fuel cells
Systems Inc.                    Stock                    281,900                  .33%          and related systems     $16,081,812

EnviroTech                      Limited Partnership                                             Investment
                                Interest                       -                 9.90%          company                   2,725,208

Waterford Development
Corporation                     Common Stock                  50                 6.25%             (2)                        5,000

Greater Reading                 Limited
Development                     Partnership
Partnership                     Interest                       -                 5.58%             (3)                       63,495

Telergy                         Series B, Convertible
                                Redeemable Preferred
                                Stock                     52,220                    3%             (4)                   20,000,260

America's Fiber
Network, LLC                    Asset Contribution                              24.59%             (5)                    2,298,008

Pantellos Corporation           Common Stock             123,251                 3.19%             (6)                    2,682,350

Sting Communications            Series B
                                Preferred Stock          135,087                   10%             (7)                    1,000,000

Enertech Capital                Limited Partnership
Partners II, LP                 Interest                       -                 1.82%             (8)                    1,192,414

(1)        Includes 490,300 nonvoting shares.

(2) Participation loans to development corporations to assist in the expansion and development of industrial and commercial activities by providing financial assistance to small, emerging businesses.

(3) A nonprofit business that provides loans to development corporations to assist in the development of commercial real estate and multi-unit homes in the downtown Reading, Pennsylvania area.

ITEM 5.  INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES AS OF
         DECEMBER 31, 2000 (Continued):



(4) A Competitive Local Exchange Carrier (CLEC) that provides local and long-distance telephone service to business and residential customers.

(5) A telecommunications company formed by five electric utilities that serves as a "carrier's carrier" and provides telecommunications capacity.

(6) An exempt telecommunications company, engaged in the e-procurement business.

(7) A telecommunications company that provides broadband access using unlicensed radio frequencies.

(8) A fund which invests in energy-related technology or service companies.

ITEM 6.  OFFICERS AND DIRECTORS
PART I.  AS OF DECEMBER 31, 2000

                                                                          NAMES OF GPU COMPANIES WITH WHICH CONNECTED
                                            ----------------------------------------------------------------------------------------
                                                     GPU       GPU                           GPU   GPU    GPU DIV        MYR
                                             GPU    POWER    Capital  (H)     GPUS    GPUN   AR   TELCOM  HOLDINGS(S)   GROUP  (T)
                                            -----   -----    -------  ----    -----   ----   ---  ------  -------  --   -----   --

F. D. Hafer (A) (L)                         CH-P-D    D        CH-D           CH-P-D  CB-D           D      CB-P  CH-D  CH-D   CH-D
                                            ----------------------------------------------------------------------------------------
R. N. Pokelwaldt (T)
   York, PA                                   D
                                            ----------------------------------------------------------------------------------------
T. B. Hagen
   Custom Engineering Company, Erie, PA       D
                                            ----------------------------------------------------------------------------------------
J. M. Pietruski
   Texas Biotechnology Corp., Houston, TX     D
                                            ----------------------------------------------------------------------------------------
C. A. Rein
   Metropolitan Property and Casualty Ins.
   Co., Warwick, RI                           D
                                            ----------------------------------------------------------------------------------------
B. S. Townsend
   Dorset, England                            D
                                            ----------------------------------------------------------------------------------------
C. A. H. Trost
   Potomac, MD                                D
                                            ----------------------------------------------------------------------------------------
Dr. P. K. Woolf
   Princeton, NJ                              D
                                            ----------------------------------------------------------------------------------------
K. L. Wolfe
   Hershey Foods Corporation, Hershey, PA     D
                                            ----------------------------------------------------------------------------------------

S. K. Cepeda (A)                             AS                               AS
                                            ----------------------------------------------------------------------------------------

T. G. Howson (B)                             VP-T            VP-T             VP-T    VP-T   VP-T         T     T
                                            ----------------------------------------------------------------------------------------

I. H. Jolles (A) (I)                         SVP    D        D                EVP-D
                                             ---------------------------------------------------------------------------------------

B. L. Levy (A) (H)                           SVP    D        P-D              EVP-D                       D-VP
                                             ---------------------------------------------------------------------------------------

P. E. Maricondo (B) (V)                      VP-C            C        VP-C    VP-C    C
                                             ---------------------------------------------------------------------------------------

M. J. Chesser (D)                                                             P-D     D           D
                                             --------------------------------------------------------------------------------------

J. R. Gottlieb                                                                        AS
                                             ---------------------------------------------------------------------------------------

S. Levin (A)                                                                         P-D
                                             ---------------------------------------------------------------------------------------


ITEM 6.  OFFICERS AND DIRECTORS
PART I.  AS OF DECEMBER 31, 2000

                                                                          NAMES OF GPU COMPANIES WITH WHICH CONNECTED
                                                          -------------------------------------------------------------------------
                                                                                                    YORK
                                                                                                    HAVEN   NINEVEH  WAVERLY
                                                                                                    POWER   WATER      ELEC.
                                                          JCP&L   (K)  MET-ED   PENELEC    (L)       CO.    CO.         CO.   SAXTON
                                                          -----   ---  ------   -------   -----    ------   ------   -------  ------

F. D. Hafer (A)(L)                                        CB-D          CB-D    CB-D                                           CH-D
                                                          --------------------------------------------------------------------------
T. B. Hagen
   Custom Engineering Company, Erie, PA
                                                          --------------------------------------------------------------------------
J. M. Pietruski
   Texas Biotechnology Corp., Houston, TX
                                                          --------------------------------------------------------------------------
C. A. Rein
   Metropolitan Property and Casualty Ins.
   Co., Warwick, RI                                       --------------------------------------------------------------------------

B. S. Townsend
   Dorset, England
                                                          --------------------------------------------------------------------------
C. A. H. Trost
   Potomac, MD
                                                          --------------------------------------------------------------------------
Dr. P. K. Woolf
   Princeton, NJ
                                                          --------------------------------------------------------------------------
K. L. Wolfe
   Hershey Foods Corporation, Hershey, PA
                                                          --------------------------------------------------------------------------

S. K. Cepeda (A)
                                                          --------------------------------------------------------------------------

T. G. Howson (B)                                          VP-T   VP-T   VP-T    VP-T      VP-T              T        T-D       T
                                                          --------------------------------------------------------------------------

I. H. Jolles (A) (I)
                                                          --------------------------------------------------------------------------

B. L. Levy (A) (H)                                         VP           VP      VP
                                                          --------------------------------------------------------------------------

P. E. Maricondo (B) (V)                                                                                     C
                                                          --------------------------------------------------------------------------

M. J. Chesser (D)                                         P-D           P-D     P-D                P-D      P-D      P-D       D
                                                          --------------------------------------------------------------------------


PART I.  AS OF DECEMBER 31, 2000

                                                                    NAMES OF GPU COMPANIES WITH WHICH CONNECTED
                                            --------------------------------------------------------------------------------------

                                                     GPU        GPU                         GPU   GPU     GPU DIV       MYR
                                             GPU     POWER     Capital   (H)   GPUS   GPUN   AR   TELCOM  HLDGS    (S)  GROUP  (T)
                                            -----    -----     -------  ----   -----  ----   ---  ------  -------  ---  -----  ---
S. L. Guibord (A)                            S        S         S        AS     S      S      S   S        S        S
                                            ----------------------------------------------------------------------------------------

S. H. Somich (B)                             AT       AT        AT              AT     AT         VP-T
                                            ----------------------------------------------------------------------------------------

M. A. Hughes (F) (M)                                  CH-D      VP              EVP
                                            ----------------------------------------------------------------------------------------
G. E. Persson
  Business Dynamics Assoc., Lakewood NJ
                                            ----------------------------------------------------------------------------------------
S. C. Van Ness
   Herbert, Van Ness, Cayci & Goodwell
   Princeton, NJ                            ----------------------------------------------------------------------------------------

P. R. Chatman (B)                                                               AC     AC
                                            ----------------------------------------------------------------------------------------

C. B. Snyder (A)                                                                EVP-D                      D        D    D      D
                                            ----------------------------------------------------------------------------------------

D. C. Brauer (A)                                                                VP            D   P-D
                                            ----------------------------------------------------------------------------------------

M. J. Connolly (A)                                                              VP     VP     VP
                                            ----------------------------------------------------------------------------------------

C. Brooks (D)                                                                   VP
                                            ----------------------------------------------------------------------------------------

D. J. Howe (A) (S)                                                              VP            D
                                            ----------------------------------------------------------------------------------------

C. A. Mascari (C) (O)                                                           VP
                                            ----------------------------------------------------------------------------------------

M. P. O'Flynn (D) (P)                                                           VP                VP
                                            ----------------------------------------------------------------------------------------
C. A. Stinger
  GPUS, Washington, DC                                                          VP
                                            ----------------------------------------------------------------------------------------

Frank Dominguez (B)                                                             VP
                                            ----------------------------------------------------------------------------------------

PART I.  AS OF DECEMBER 31, 2000

                                                                       NAMES OF GPU COMPANIES WITH WHICH CONNECTED
                                                          --------------------------------------------------------------------------
                                                                                    YORK
                                                                                    HAVEN      NINEVEH    WAVERLY
                                                                                    POWER       WATER      ELEC.
                                         JCP&L   (K)    MET-ED    PENELEC    (L)    CO.         CO.         CO.        SAXTON
                                         -----   ---    ------    -------   -----   ------     -------    -------     --------
S. L. Guibord (A)                         S       S      S         S         S       S          S          S            S
                                         -------------------------------------------------------------------------------------------

S. H. Somich (B)                          AT      VP     AT        AT        VP
                                         -------------------------------------------------------------------------------------------

   M. A. Hughes (F) (M)
                                         -------------------------------------------------------------------------------------------
G. E. Persson
  Business Dynamics Assoc., Lakewood NJ   D
                                         -------------------------------------------------------------------------------------------
S. C. Van Ness
  Herbert, Van Ness, Cayci & Goodell      D
  Princeton, NJ                          -------------------------------------------------------------------------------------------

P. R. Chatman (B)                         AC             AC        AC
                                         -------------------------------------------------------------------------------------------

C. B. Snyder (A)                          D              D         D                                       D
                                         -------------------------------------------------------------------------------------------

D. C. Brauer (A)
                                         -------------------------------------------------------------------------------------------

M. J. Connolly (A)                        VP             VP        VP
                                         -------------------------------------------------------------------------------------------

C. Brooks (D)                             VP             VP        VP
                                         -------------------------------------------------------------------------------------------

D. J. Howe (A) (S)
                                         -------------------------------------------------------------------------------------------

C. A. Mascari (C) (O)                     VP             VP        VP                C-D
                                         -------------------------------------------------------------------------------------------

M. P. O'Flynn (D) (P)                     VP-C-D         VP-C-D    VP-C-D            D-C
                                         -------------------------------------------------------------------------------------------
C. A. Stinger
  GPUS, Washington, DC
                                         -------------------------------------------------------------------------------------------

J. R. Gotilieb (A)                                                                                                      AS
                                         -------------------------------------------------------------------------------------------

S. Levin   (A)                                                                                                          P-D
                                         -------------------------------------------------------------------------------------------


PART I.  AS OF DECEMBER 31, 2000


                                                  NAMES OF GPU COMPANIES WITH WHICH CONNECTED
                                  --------------------------------------------------------------------------------------------------
                                          GPU       GPU                              GPU    GPU     GPU DIV           MYR
                                   GPU   POWER    Capital    (H)     GPUS    GPUN    AR    TELCOM   HLDGS     (S)    GROUP     (T)
                                  -----  -----    -------    ----    -----   ----    ---  -------   -------   ---    -----     ---
R. S. Zechman (D)                                                     VP
                                  --------------------------------------------------------------------------------------------------

M. B. Roche (A)                                                       SVP     D
                                  --------------------------------------------------------------------------------------------------

M. E. Gramlich (A)                       AS         AS       AS                      AS     AS
                                  --------------------------------------------------------------------------------------------------

S. Barish-Straus (A)                                         S
                                  --------------------------------------------------------------------------------------------------

W. S. Skibitsky (U)                                                                                                    D-P     D-P
                                  --------------------------------------------------------------------------------------------------

M. F. Knapp (U)                                                                                                        D-VP    D-VP
                                  --------------------------------------------------------------------------------------------------

W. A. Koertner (U)                                                                                                     SVP-T   SVP-T
                                  --------------------------------------------------------------------------------------------------

B. D. Nelson (U)                                                                                                       SVP-S   SVP-S
                                  --------------------------------------------------------------------------------------------------

J. A. Fluss (U)                                                                                                        VP      VP
                                  --------------------------------------------------------------------------------------------------

W. H. Green (U)                                                                                                        VP      VP
                                  --------------------------------------------------------------------------------------------------

W. J. Weaver (U)                                                                                                       VP      VP
                                  --------------------------------------------------------------------------------------------------

R. E. McDaniel (U)                                                                                                     VP      VP
                                  --------------------------------------------------------------------------------------------------


B. L. Smolinski (U)                                                                                                    VP      VP
                                  --------------------------------------------------------------------------------------------------

J. P. Urbas (U)                                                                                                        VP      VP
                                  --------------------------------------------------------------------------------------------------

E. Hughes (U)                                                                                                          VP      VP
                                  --------------------------------------------------------------------------------------------------

D.L. Ayers (U)                                                                                                         VP      VP
                                  --------------------------------------------------------------------------------------------------

G. R. Medici (U)                                                                                                       C-AT    C-AT
                                  --------------------------------------------------------------------------------------------------


PART I.  AS OF DECEMBER 31, 2000

                                                          NAMES OF GPU COMPANIES WITH WHICH CONNECTED
                                 ----------------------------------------------------------------------------------------------
                                                                                   YORK
                                                                                   HAVEN    NINEVEH    WAVERLY
                                                                                   POWER     WATER      ELEC.
                                 JCP&L        (K)      MET-ED     PENELEC    (L)    CO.       CO.        CO.         SAXTON
                                 -----        ---      ------     -------   -----  ------   -------    -------      --------
R. S. Zechman (D)                 VP                     VP         VP                       VP-D         D
                                -----------------------------------------------------------------------------------------------

M. B. Roche (A)                   SVP                    VP         VP                       D            VP-D         D
                                -----------------------------------------------------------------------------------------------

M. E. Gramlich (A)                AS                     AS         AS        AS     AS
                                -----------------------------------------------------------------------------------------------

S. Barish-Straus (A)
                                -----------------------------------------------------------------------------------------------


PART I.  AS OF DECEMBER 31, 2000

                                                           NAMES OF GPU COMPANIES WITH WHICH CONNECTED
                             ------------------------------------------------ -----------------------------------------------
                                     GPU       GPU                              GPU    GPU       GPU DIV        MYR
                             GPU    POWER    Capital   (H)     GPUS    GPUN    AR    TELCOM     HLDGS  (S)    GROUP     (T)
                            -----   -----    -------   ----     -----  ----    ---   ------    ------  ---    -----     ---
M. Freddo (B)                        C                  C
                            -------------------------------------------------------------------------------------------------

R. P. Lantzy (A)                     P-D                P-D
                            -------------------------------------------------------------------------------------------------

J. A. McTear (B)                                        VP
                            -------------------------------------------------------------------------------------------------
                                                        S-I
W. H. Thomson (A)                                       AS-D
                            -------------------------------------------------------------------------------------------------
                                                                               P
R. S. Plenderleith (E)                                                         D-CH
                            -------------------------------------------------------------------------------------------------

E. F. Beglin (D)
                            -------------------------------------------------------------------------------------------------

G. A. Kuehn (D)
                            -------------------------------------------------------------------------------------------------

L. A. Lenhart (C)
                            -------------------------------------------------------------------------------------------------

D. Weaver (D)
                            -------------------------------------------------------------------------------------------------

K. L. Bortz (E)                                                                C
                            -------------------------------------------------------------------------------------------------

P. J. Panarella (E)                                                            AS
                            -------------------------------------------------------------------------------------------------

J. Pagliuca (B)                      T                  T
                            -------------------------------------------------------------------------------------------------

S. A. King (F)                       VP
                            --------------------------------------------------------------------------------------------------


PART I.  AS OF DECEMBER 31, 2000

                                                         NAMES OF GPU COMPANIES WITH WHICH CONNECTED
                                   ---------------------------------------------------------------------------------

                                                                            YORK
                                                                            HAVEN     NINEVEH    WAVERLY
                                                                            POWER      WATER      ELEC.
                                    JCP&L   (K)  MET-ED   PENELEC   (L)      CO.        CO.        CO.      SAXTON
                                    -----   ---  ------   -------  -----   ------     -------  ----------   -------
M. Freddo (B)
                                    --------------------------------------------------------------------------------

R. P. Lantzy (A)                     VP           VP       VP
                                    --------------------------------------------------------------------------------

W. C. Matthews II (D)                AS           AS       AS
                                    --------------------------------------------------------------------------------

J. A. McTear (B)
                                    --------------------------------------------------------------------------------

W. H. Thomson (A)
                                    --------------------------------------------------------------------------------

R. S. Plenderleith (E)
                                    --------------------------------------------------------------------------------

E. F. Beglin (D)                                                                                              C
                                    --------------------------------------------------------------------------------

G. A. Kuehn (D)                                                                                               VP
                                    --------------------------------------------------------------------------------

L. A. Lenhart (C)                                                            T
                                    --------------------------------------------------------------------------------

D. Weaver (D)                                                                VP
                                    --------------------------------------------------------------------------------

K. L. Bortz (E)
                                    --------------------------------------------------------------------------------



P. J. Panarella (E)
                                    --------------------------------------------------------------------------------



J. Pagliuca (B)
                                    --------------------------------------------------------------------------------




PART I.  AS OF DECEMBER 31, 2000


(A)   Address is 300 Madison Avenue, Morristown, NJ.

(B)   Address is 310 Madison Avenue, Morristown, NJ.

(C)   Address is Rt. 183 & Van Reed Road, Reading, PA.

(D)   Address is 2800 Pottsville Pike, Muhlenberg Township, PA.

(E)   Address is 2675 Morgantown Road, Reading, PA.

(F)   Address is MEB Whittington, Worester WR52RB, United Kingdom

(G) Includes some or all of the following the following GPU Capital/GPU Power companies: EI Canada Holding, Ltd., EI Brooklyn Power, Ltd., EI Services Canada, Ltd., EI Brooklyn Investments, Ltd., EI International, GPU International Asia, Inc., GPU Power Ireland, Inc., Hanover Energy Corporation, Guaracachi America, Inc., EI Barranquilla, Inc., Barranquilla Lease Holding, Inc., Los Amigos Leasing Company, Ltd., Austin Cogeneration Corporation, International Power Advisors, Inc., GPU Power Philippines, Inc., Victoria Electric Holdings, Inc., Victoria Electric, Inc., GPU Electric, Inc., GPU Australia Holdings, Inc., Austran Holdings, Inc., EI UK Holdings, Inc., Avon Energy Partners Holdings, Avon Energy Partners plc, Magellan Utilities Development Corporation, GPU Brasil, Inc., GPU Argentina Holdings, Inc., Empresa Distribuidora Electrica Regional, S.A. (Emdersa), VicGas Holdings, Inc., and Midlands Electricity plc.

(H) B. L. Levy is also a Director of Avon Energy Partners Holdings, Avon Energy Partners plc and Midlands Electricity plc.

(I) I. H. Jolles is also a Director of Midlands Electricity plc, EI UK Holdings, Inc., Avon Energy Partners Holdings, Avon Energy Partners plc and GPU Electric, Inc.

(J) Includes the following companies: JCP&L Preferred Capital, Inc., and JCP&L Capital, L.P.

PART I.  AS OF DECEMBER 31, 2000


(K) Includes the following companies: Met-Ed Preferred Capital, Inc., Met-Ed Capital, L.P., Penelec Preferred Capital, Inc., and Penelec Capital, L.P.

(L) F. D. Hafer is also a Director of Avon Energy Partners Holdings, Avon Energy Partners plc, Midlands Electricity plc and GPU Electric, Inc.

(M) M. A. Hughes is also a Director of Avon Energy Partners Holdings, Avon Energy Partners plc, Midlands Electricity plc and President, GPU Electric, Inc. and Chairman of Emdersa.

(N) M. J. Chesser, effective March 16, 2001, was elected President and Director of Nineveh Water Company (replacing R. L. Wise).

(O) M. B. Roche, effective March 16, 2001 was elected Director of Nineveh Water Company (replacing C. A. Mascari).

(P)   M. P. O'Flynn resigned as of December 31, 2000.

(Q)   Includes GPU Solar, Inc.

(R) Includes some or all of the MYR Group companies: the L.E. Meyers Company, Harlan Electric Company, Hawkeye Construction, Inc., D. W. Close Company, Inc., Comtel Technology, Inc. Great Southwestern Construction, Inc., MYR Power, Inc., Power Piping Company, Sturgeon Electric Company, Inc., MYRcom, Inc.

(S)   D. J. Howe resigned as of March 31, 2001.

(T)   R. N. Pokelwaldt was elected June 1, 2000.

(U)   Address is 1701 West Golf Road, Rolling Meadows, IL.

(V)   Elected Comptroller of JCP&L, Met-Ed and Penelec as of January 23, 2001.

         PART I.  AS OF DECEMBER 31, 2000





                             KEY

                   CH   -     Chairman
                   CB   -     Chairman of the Board
                    D   -     Director
                    P   -     President
                   EVP  -     Executive Vice President
                   SVP  -     Senior Vice President
                   VP   -     Vice President
                    C   -     Comptroller
                    T   -     Treasurer
                    S   -     Secretary
                   S-D  -     Secretary (Domestic Companies)
                   S-I  -     Secretary (International Companies)
                   AS   -     Assistant Secretary
                  AS-D  -     Assistant Secretary (Domestic Companies)
                  AS-I  -     Assistant Secretary (International Companies)
                   AT   -     Assistant Treasurer
                   AC   -     Assistant Comptroller

Part II. AS OF DECEMBER 31, 2000


                        NAME AND LOCATION         POSITION HELD     APPLICABLE
NAME OF OFFICER                OF                 IN FINANCIAL      EXEMPTION
  OR DIRECTOR         FINANCIAL INSTITUTION        INSTITUTION         RULE
----------------      ---------------------       -------------     ----------

C. A. Rein             Bank of New York            Director            70(b)
                       New York, NY

S. C. Van Ness         The Prudential Insurance    Director            70(d)
                           Company of America
                       Newark, NJ                                       (1)






------------------
(1) To the extent that The Prudential Insurance Company of America may, directly or indirectly, derive more than 15% of its gross revenues from commercial banking and investment banking activities.

Part III.


     Information concerning the compensation and other related information for the Officers and Directors of GPU, JCP&L, Met-Ed and Penelec is filed as Exhibit F-1 to this Form U5S.

ITEM 7.  CONTRIBUTIONS AND PUBLIC RELATIONS



All payments relating to (1) any political party, candidate for public office or holder of such office, or any committee or agent therefor; or (2) any citizens group, or public relations counsel are reported on GPU Service, Inc.'s Form U-13-60 and are therefore excluded from this filing.

ITEM 8.  SERVICE, SALES AND CONSTRUCTION CONTRACTS

Part I.
                                     Serving      Receiving
Transaction                          Company       Company      Compensation
-----------                          -------      ---------     ------------
                                                               (In Thousands)

Morristown Headquarters               JCP&L        GPUS            $ 2,865
building costs

Revenues associated with the          JCP&L        GPU Telcom        1,498
use of company assets

Allenhurst Remittance Center          JCP&L        Penelec             843
building costs                          "          Met-Ed              724

Phillipsburg building costs           JCP&L        Penelec             382
allocated to Corporate Plant            "          Met-Ed              323
Accounting Department

Building costs associated with the    JCP&L        Penelec              25
Boonton Line Department Facility        "          Met-Ed               21
                                                                    ------
Total JCP&L                                                        $ 6,681
                                                                    ======


Occupancy charges related to          Met-Ed       JCP&L           $ 6,717
the Pottsville Pike facility             "         Penelec           4,188

Revenues associated with              Met-Ed       GPU Telcom        1,412
the use of company assets

Occupancy charges related to          Met-Ed       GPUS                261
the Gateway building

Occupancy charges related to          Met-Ed       JCP&L               105
the Bethel Meter Shop facility           "         Penelec              63

Occupancy charges related to          Met-Ed       Penelec             105
the Sylvan Region building
                                                                    ------
Total Met-Ed                                                       $12,851
                                                                    ======


Revenues associated with the          Penelec      GPU Telcom      $   603
use of company assets

Other                                 Penelec      Met-Ed               15
                                                                    ------
Total Penelec                                                      $   618
                                                                    ======


Revenues associated with laying       MYR          GPU Telcom      $ 5,560
underground cable

Revenues associated with various      MYR          JCP&L           $ 2,668
distribution projects                  "           Penelec             481
                                       "           Met-Ed              362
                                                                    ------
Total MYR                                                          $ 9,071
                                                                    ======


Revenues associated with              GPU Telcom   Met-Ed              312
fiber installations

Revenues associated with              GPU Telcom   Met-Ed               21
capacity contracts

Other                                 GPU Telcom   Penelec               2
                                                                    ------
Total GPU Telcom                                                   $   335
                                                                    ======

A Mutual Assistance Agreement, approved by the Pennsylvania Public Utility Commission by order dated December 15, 1993, between and among Met-Ed, Penelec, JCP&L, GPUN and GPUS covering various affiliate transactions in goods and services remains in effect at year-end.

Service Agreement, between GPUS and GPU AR dated as of June 30, 1997 covering various affiliate transactions in goods and services remains in effect at year-end.

Agreement between and among JCP&L, Met-Ed, Penelec, GPUS, GPU AR and GPU Telcom dated as of April 25, 1997 covering various affiliate transactions in services remains in effect at year-end.

Services provided by MYR to other system companies are performed pursuant to individual, oral agreements rather than pursuant to written, ongoing contracts.

Part II.


  None.


Part III.


  None.

ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

EXEMPT WHOLESALE GENERATORS (EWG):
---------------------------------

EI Canada Holding Limited, EI Brooklyn Power Limited, EI Brooklyn Investments
------------------------------------------------------------------------------
Limited and EI Services Canada Limited
---------------------------------------

Part I.

(a) At December 31, 2000, GPU Power, Inc. (GPUP), through its wholly-owned subsidiary EI Canada Holding Limited, owned 100% of EI Services Canada Limited and EI Brooklyn Power Ltd. EI Brooklyn Power Ltd. owns 100% of EI Brooklyn Investments Ltd.

(b) At December 31, 2000, GPUP had an investment of $(172,835) in EI Canada Holding Limited and subsidiaries.

(c) Ratio of debt to common equity of EI Canada Holding Limited and subsidiaries - Not applicable

     Accumulated losses of EI Canada Holding Limited and subsidiaries - $10,531,194

(d)  None.


Part II.

An organizational chart showing the relationship of GPU Power, Inc. to EI Canada Holding Limited and subsidiaries is provided in Exhibit G-1.

Filed pursuant to request for confidential treatment, financial statements of EI Canada Holding Limited and subsidiaries as of and for the year ended December 31, 2000 are provided in Exhibit I-1 as part of GPU Power, Inc.'s consolidating financial statements. Filed pursuant to request for confidential treatment, financial statements of EI Services Canada Limited are provided in exhibit H-1.

EXEMPT WHOLESALE GENERATORS (EWG):
---------------------------------

GPU Power, Inc.
---------------

Part I.

(a) At December 31, 2000, GPU, Inc. (GPU) owned 100% of GPU Power, Inc., a Delaware corporation established to make investments in EWGs, own and/or operate eligible facilities and to engage in project development activities for eligible facilities.

(b)  At December 31, 2000, GPU had an investment of  $139,139,305  in GPU Power,
     Inc.

(c)  Ratio of debt to common equity - Not applicable.

     Accumulated earnings of GPU Power, Inc. - $17,518,213

(d)  None.


Part II.

An organizational chart showing the relationship of GPU Power, Inc. to other EWGs in which it has an interest is provided in Exhibit G-1.

Filed pursuant to request for confidential treatment, consolidating financial statements of GPU Power, Inc. as of and for the year ended December 31, 2000 are provided in Exhibit H-1.

EXEMPT WHOLESALE GENERATORS (EWG):
---------------------------------

Guaracachi America, Inc. and Empresa Guaracachi S.A.
----------------------------------------------------

Part I.

(a) At December 31, 2000, GPU Power, Inc., through its wholly-owned subsidiary Guaracachi America, Inc., owned 50% of Empresa Guaracachi S.A.

     Empresa Guaracachi S.A. is a Bolivian corporation having three facilities located in Bolivia in and around the cities of Santa Cruz, Sucre and Potosi. It is an electric generating company having an aggregate capacity of 339 megawatts.

(b) At December 31, 2000, GPU through its wholly-owned subsidiary GPU Power, Inc., had an investment of $49,781,072 in Empresa Guaracachi S.A.

(c)  Ratio of debt to common equity of Empresa Guaracachi S.A. - .45:1

     Accumulated earnings of Empresa Guaracachi S.A. - $5,657,119

(d)  None.


Part II.

An organizational chart showing the relationship of GPU Power, Inc. to Empresa Guaracachi S.A. is provided in Exhibit G-1.

Filed pursuant to request for confidential treatment, financial statements of Empresa Guaracachi S.A. as of and for the year ended December 31, 2000 are provided in Exhibit H-1 as part of GPU Power, Inc.'s consolidating financial statements.

EXEMPT WHOLESALE GENERATORS (EWG):
---------------------------------

EI Barranquilla, Inc. and Termobarranquilla S.A.
------------------------------------------------

Part I.

(a) At December 31, 2000, GPU Power, Inc., through its wholly-owned subsidiary EI Barranquilla, Inc., owned a 28.6% interest in Termobarranquilla S.A. Empresa de Servicios Publicos (TEBSA).

     TEBSA consists of two gas-fired generating plants with an aggregate capacity of 890 megawatts located near Barranquilla, Colombia. Electricity generated by these plants will be sold to Corporacion Electrica de la Costa Atlantica (Corelca) under a 20-year contract.

(b) As of December 31, 2000, GPU Power Inc. had an investment of $40,413,248 in TEBSA.

     As of December 31, 2000, a guarantee of amounts up to $21,250,000 was made by GPU for the benefit of the Bankers Trust Company as collateral agent on behalf of the Secured Parties in connection with the obligations under certain loan agreements.

(c)  Ratio of debt to common equity of TEBSA - .70:1

     Accumulated earnings of TEBSA - $53,292,379

(d)  See GPUI Colombia, Ltda. Item I, Part (d).


Part II.

An organization chart showing the relationship of GPU Power, Inc. to TEBSA is provided in Exhibit G-1.

Filed pursuant to request for confidential treatment, financial statements of TEBSA as of and for the year ended December 31, 2000 are provided in Exhibit H-1.

EXEMPT WHOLESALE GENERATORS (EWG):
---------------------------------

Barranquilla Lease Holding, Inc. and Los Amigos Leasing Company, Ltd.
---------------------------------------------------------------------

Part I.

(a) At December 31, 2000, GPU Power, Inc., through its wholly-owned subsidiary Barranquilla Lease Holding, Inc., owned a 100% interest in Los Amigos Leasing Company, Ltd. (Leaseco).

     Leaseco, which is a Bermuda corporation, had procured equipment to be used by and leased to TEBSA. Pursuant to a lease agreement, Leaseco will deliver certain non-Colombian equipment related to TEBSA, and TEBSA will make lease payments equal to the interest and principal payments of Leaseco.

(b) GPU, indirectly through its wholly-owned subsidiary GPU Power, Inc., has invested $12,000 in Leaseco to capitalize the company.

(c)  Ratio of debt to common equity of Leaseco - (436):1

     Accumulated earnings of Leaseco - NONE

(d) Pursuant to the lease agreement, Leaseco will deliver certain non-Colombian equipment related to the project to TEBSA during the construction period. TEBSA will lease the imported equipment from Leaseco during an interim lease term during the construction period and subsequently during a 15 year basic lease term. During the interim lease term, TEBSA will pay rent to Leaseco to reimburse it for certain expenses, including interest incurred during construction. During the basic lease term, TEBSA will make lease payments equal to the interest and principal payments of Leaseco.


Part II.

An organizational chart showing the relationship of GPU Power, Inc. to Leaseco is provided in Exhibit G-1.

Filed pursuant to request for confidential treatment, financial statements of Leaseco as of and for the year ended December 31, 2000 are provided in Exhibit H-1.

EXEMPT WHOLESALE GENERATORS (EWG):
---------------------------------

EI International and GPUI Colombia, Ltda.
-----------------------------------------

Part I.

(a) At December 31, 2000, GPU Power, Inc., through its wholly-owned subsidiary EI International, owned a 100% interest in GPUI Colombia, Ltda.

     GPUI Colombia, Ltda. has entered into an operation and maintenance (O&M) agreement with TEBSA to provide management services to TEBSA over its 20-year contract with Corelca. Fees for these management services are in accordance with the terms and conditions of the O&M agreement.

(b) At December 31, 2000, GPU indirectly through its wholly-owned subsidiary GPU Power, Inc., had an investment of $609,045 in GPUI Colombia, Ltda.

     GPUI has guaranteed the obligations of GPU Power, Inc.'s subsidiaries, GPUI Colombia, Ltda. and International Power Advisors, Inc. (the Operators), under the O&M agreement in the TEBSA project. Pursuant to the guarantee, GPUI has guaranteed the performance of the Operators, of which the limit of liability is $5,000,000.

(c)  Ratio of debt to common equity of GPUI Colombia, Ltda. - Not applicable.

     Accumulated earnings of GPUI Colombia, Ltda. - $593,356.

(d)  See (a) above.


Part II.

An organizational chart showing the relationship of GPU Power, Inc. to GPUI Colombia, Ltda. is provided in Exhibit G-1.

Filed pursuant to request for confidential treatment, financial statements of GPUI Colombia, Ltda. as of and for the year ended December 31, 2000 are provided in Exhibit H-1 as part of GPU Power, Inc.'s consolidating financial statements.

EXEMPT WHOLESALE GENERATORS (EWG):
---------------------------------

Hanover Energy Corporation
--------------------------

Part I.

(a)  At  December  31,  2000,  GPU Power,  Inc.  owned  100% of  Hanover  Energy
     Corporation,   a  New  Jersey   corporation   established  to  make  future
     investments in EWGs.

(b)  None.

(c) Ratio of debt to common equity - GPU Power, Inc. has not made equity contributions to Hanover Energy Corporation as of December 31, 2000.

     Accumulated earnings - None.

(d)  None.


Part II.

An organizational chart showing the relationship of GPU Power, Inc. to Hanover Energy Corporation is provided in Exhibit G-1.

Exhibit H-1 - Not applicable.

EXEMPT WHOLESALE GENERATORS (EWG):
---------------------------------

Austin Cogeneration Corporation and Austin Cogeneration Partners, L.P.
----------------------------------------------------------------------

Part I.

(a) At December 31, 2000, GPU Power, Inc., through its wholly-owned subsidiary Austin Cogeneration Corporation, owned a 99% limited partnership interest and a 1% general partnership interest in Austin Cogeneration Partners, L.P.

     Austin Cogeneration Partners, L.P. is a Delaware limited partnership established to invest in EWGs and qualifying facilities.

(b)  None.

(c) Ratio of debt to common equity - GPU Power, Inc. has not made equity contributions to Austin Cogeneration Corporation or Austin Cogeneration Partners, L.P. as of December 31, 2000.

     Accumulated earnings - None.

(d)  None.


Part II.

An organizational chart showing the relationship of GPU Power, Inc. to Austin Cogeneration Partners, L.P. is provided in Exhibit G-1.

Exhibit H-1 - Not applicable.

EXEMPT WHOLESALE GENERATORS (EWG):
---------------------------------

International Power Advisors, Inc.
----------------------------------

Part I.

(a) At December 31, 2000, GPU Power, Inc. owned 100% of International Power Advisors, Inc. (IPA), a Delaware corporation established to provide technical services to EWGs.

     IPA has entered into an operation and maintenance (O&M) agreement with TEBSA to provide technical services and technical assistance in the O&M of the generating facilities of TEBSA. Fees for these services are in accordance with the terms and conditions of the O&M agreement.

(b) At December 31, 2000, GPU, indirectly through its wholly-owned subsidiary GPU Power, Inc, had an investment of $2,241,393 in IPA.

(c)  Ratio of debt to common equity - Not applicable.

     Accumulated earnings of IPA - $2,241,293

(d)  See (a) above.


Part II.

An organizational chart showing the relationship of GPU Power, Inc. to IPA is provided in Exhibit G-1.

Filed pursuant to request for confidential treatment, financial statements of IPA as of and for the year ended December 31, 2000 are provided in Exhibit H-1 as part of GPU Power, Inc.'s consolidating financial statements.

EXEMPT WHOLESALE GENERATORS (EWG):
---------------------------------

GPU Power Philippines, Inc. and Magellan Utilities Development Corporation
--------------------------------------------------------------------------

Part I.

(a) At December 31, 2000, GPU Power, Inc. through its wholly-owned subsidiary, GPU Power Philippines, Inc. owned a 40% interest in Magellan Utilities Development Corporation (MUDC).

     MUDC, a Philippine corporation, has postponed the construction of a 300 MW coal generating plant on the south shore of Bantangas Bay, Philippines, as a result of the devaluation of the Asian currency, a delay in securing construction permits and lower than expected growth in electricity demand.

     The terms of a 25 year power purchase agreement with Manila Electric Company have been renegotiated with an April 2004 in-service date.

(b)  None.

(c) Ratio of debt to common equity - GPU Power, Inc. has not made equity contributions to GPU Power Philippines, Inc. as of December 31, 2000.

     Accumulated earnings - None.

(d)  None.


Part II.

An organizational chart showing the relationship of GPU Power, Inc. to MUDC is provided in Exhibit G-1.

Filed pursuant to request for confidential treatment, financial statements of GPU Power Philippines, Inc. as of and for the year ended December 31, 2000 are provided in Exhibit H-1 as part of GPU Power, Inc.'s consolidating financial statements.

EXEMPT WHOLESALE GENERATORS (EWG):
---------------------------------

GPU International Asia, Inc.
----------------------------

Part I.

(a) At December 31, 2000, GPU Power, Inc. owned 100% of GPU International Asia, Inc., a Delaware corporation established to make future investments in EWGs in Asia.

(b) At December 31, 2000, GPU, through its wholly-owned subsidiary GPU Power, Inc., had an investment in GPU International Asia, Inc. of $(511,088).

(c)  Ratio of debt to common equity - Not applicable.

     Accumulated losses of GPU International Asia, Inc. - $511,088.

(d)  None.


Part II.

An organizational chart showing the relationship of GPU Power, Inc. to GPU International Asia, Inc. is provided in Exhibit G-1.

Filed pursuant to request for confidential treatment, financial statements of GPU International Asia, Inc. as of and for the year ended December 31, 2000 are provided in Exhibit H-1 as part of GPU Power, Inc.'s consolidating financial statements.

EXEMPT WHOLESALE GENERATORS (EWG):
---------------------------------

GPU Power Ireland, Inc.
-----------------------

Part I.

(a) At December 31, 2000, GPU Power, Inc. owned 100% of GPU Power Ireland, Inc., a Delaware corporation established to make future investments in EWGs in Ireland.

(b)  None.

(c) Ratio of debt to common equity - GPU Power, Inc. has not made equity contributions to GPU Power Ireland, Inc. as of December 31, 2000.

     Accumulated earnings - None.

(d)  None.


Part II.

An organizational chart showing the relationship of GPU Power, Inc. to GPU Power Ireland, Inc. is provided in Exhibit G-1.

Exhibit H-1 - Not applicable.

FOREIGN UTILITY COMPANIES (FUCO):
--------------------------------

GPU Capital, Inc.
-----------------

Part I.

(a) At December 31, 2000, GPU owned 100% of GPU Capital, Inc., a Delaware corporation established to make investments in FUCOs, own and/or operate eligible facilities and to engage in project development activities for eligible facilities.

(b)  As of December 31, 2000, GPU, Inc. has invested a total of
     $1,398,000,000 in GPU Capital, Inc. of which an additional $400,000,000 was invested in 2000.GPU, Inc. is a guarantor for the $1.0 billion GPU Capital, Inc. commercial paper program. As of December 31, 2000, the outstanding balance is $633,270,000.

(c)  Ratio of debt to common equity - Not applicable.
     Accumulated losses of GPU Capital, Inc.  -  $99,300,379.

(d)  None.


Part II:

An organizational chart showing the relationship of GPU Capital, Inc. to other FUCO's in which it has an interest is provided in Exhibit G-1.

Filed pursuant to request for confidential treatment, consolidating financial statements of GPU Capital, Inc. as of and for the year ended December 31, 2000 are provided in Exhibit H-1.

FOREIGN UTILITY COMPANIES (FUCO):
--------------------------------

GPU Electric, Inc.
------------------

Part I.

(a) At December 31, 2000, GPU Capital, Inc. owned 100% of GPU Electric, Inc., a Delaware corporation established to make investments in FUCOs, own and/or operate eligible facilities and to engage in project development activities for eligible facilities.

(b) GPU, Inc. indirectly through its wholly owned subsidiary, GPU Capital, Inc. has an investment of $1,325,437,803 in GPU Electric, Inc.

(c)  Ratio of debt to common equity  -  Not applicable.
     Accumulated loss  -  $29,575,691

(d)  None



Part II:

An organizational chart showing the relationship of GPU Electric, Inc. to other FUCO's in which it has an interest is provided in Exhibit G-1.

Filed pursuant to request for confidential treatment, consolidating financial statements of GPU Electric, Inc. as of and for the year ended December 31, 2000 are provided in Exhibit H-1.

FOREIGN UTILITY COMPANIES (FUCO):
--------------------------------

Victoria Electric Holdings, Inc., and Victoria Electric, Inc.
--------------------------------------------------------------

Part I.

(a) At December 31, 2000, GPU Electric, Inc. through its wholly-owned subsidiary Victoria Electric Holdings, Inc., owned 100% of Victoria Electric, Inc.

(b) GPU, indirectly through its wholly-owned subsidiary GPU Electric, Inc., has an investment of $23,621,128 in Victoria Holdings, Inc.

(c)  Ratio of debt to common equity of Victoria Electric, Inc.   -  Not
     applicable.
     Accumulated losses of Victoria Electric, Inc.  -  $31,852,198.

(d)  None



Part II:

Exhibit G-1 and H-1 - not applicable.

FOREIGN UTILITY COMPANIES (FUCO):
--------------------------------

EI UK Holdings, Inc., Avon Energy Partners Holdings, Avon Energy Partners plc
------------------------------------------------------------------------------
and Midlands Electricity plc
----------------------------

Part I.

(a) At December 31, 2000, GPU Electric, Inc. through its wholly-owned subsidiary EI UK Holdings, Inc. (EIUK), owned 100% of Avon Energy Partners Holdings which owned 100% of Avon Energy Partners plc, which in turn, owned 100% of Midlands Electricity plc (Midlands).

     Midlands is an English regional electric company which distributes electricity to 2.3 million customers in England. Midlands is also engaged in non-regulated activities, including electricity generation, electricity contracting, metering services and related businesses.

(b) GPU, Inc. indirectly through its wholly-owned subsidiary GPU Electric, Inc., has invested approximately $815 million in Midlands.

     As of December 31, 2000, EIUK has an outstanding balance of $366 million ((pound)245 million) on its senior two-year bank loan facility which was entered into to purchase the ownership interest in Midlands from Cinergy.

     GPU guarantees $90 million ((pound)60 million) of the $366 million outstanding.

(c) Ratio of debt to common equity of Midlands Electricity - .272:1 Accumulated earnings of Midlands Electricity - $1,406,599,417.

(d)  None.


Part II:

An organizational chart showing the relationship of GPU Electric, Inc. to Midlands is provided in Exhibit G-1.

Filed pursuant to request for confidential treatment, financial statements of Midlands as of and for the year ended December 31, 2000 are provided in Exhibit H-1 as part of EI UK Holdings, Inc.'s consolidating financial statements.

FOREIGN UTILITY COMPANIES (FUCO):
--------------------------------

GPU Australia Holdings, Inc., Austran Holdings, Inc., VicGas Holdings, Inc.,
-----------------------------------------------------------------------------
GPU GasNet Pty Ltd., and Transmission Pipelines Australia (Assets) Pty Ltd.
---------------------------------------------------------------------------

Part I:

(a) At December 31, 2000, GPU Electric, Inc. through its wholly-owned subsidiary GPU Australia Holdings, Inc. (Australia Holdings) owned a 100% in Austran Holdings, Inc., which owned 100% of VicGas Holdings, Inc., which in turn owns 100% of GPU GasNet Pty Ltd. and 100% of Transmission Pipelines Australia (Assets) Pty Ltd. On June 30, 2000, Australia Holdings sold its investment in GPU PoweNet Pty. Ltd. to Singapore Power International for $1.26 billion.

     GPU GasNet owns and maintains the high pressure gas transmission pipeline network that serves a total consumption base of approximately 1.3 million residential customers and approximately 40,000 industrial and commercial users throughout Victoria. The primary purpose of GPU GasNet is to transport gas from the Longford gas treatment plant in South East Victoria and from gas fields in the Southwest to the major load centers in Victoria.

(b) GPU, Inc. indirectly through its wholly-owned subsidiary GPU Electric, Inc., has invested approximately $176 million in GPU Australia Holdings, Inc.

     GPU Australia Holdings has $180 million available under its senior revolving credit facility which is used as a backstop facility for its $180 million commercial paper program. GPU, Inc. guarantees all obligations under both of these agreements. As of December 31, 2000, there was $176 million outstanding under the senior revolving credit facility and there were no outstanding borrowings under the commercial paper program.

FOREIGN UTILITY COMPANIES (FUCO):
--------------------------------

GPU Australia Holdings, Inc., Austran Holdings, Inc., VicGas Holdings, Inc.,
-----------------------------------------------------------------------------
GPU GasNet Pty Ltd., and Transmission Pipelines Australia (Assets) Pty Ltd.
---------------------------------------------------------------------------

(Continued)

(c)  Ratio of debt to common equity of VicGas -     1.56 : 1

     Accumulated earnings of VicGas -            $20,026,629

(d)  None.


Part II:

An organizational chart showing the relationship of GPU Electric, Inc. to GPU GasNet is provided in Exhibit G-1.

Filed pursuant to request for confidential treatment, financial statements of GPU Australia Holdings, Inc., Austran Holdings, Inc., VicGas Holdings, Inc. GPU GasNet Pty Ltd. and Transmission Pipelines Australia (Assets) Pty Ltd. as of and for the year ended December 31, 2000 are provided in Exhibit H-1 as part of GPU Electric, Inc.'s consolidating financial statements.

FOREIGN UTILITY COMPANIES  (FUCO):
----------------------------------

GPU Argentina Holdings, Inc., GPU Argentina Services, Emdersa
-------------------------------------------------------------


Part I:

(a)  At December 31,  2000,  GPU  Electric,  Inc.  owned a 100%  interest in GPU
     Argentina  Holdings,  Inc.,  which  in  turn  owns  100%  of GPU  Argentina
     Services, which in turn owns 100% of Emdersa. Emdersa is an Argentina regional electric distribution company in the San Luis, La Rioja, and Salta regions of Argentina. Emdersa conducts non-regulated activities, including electricity generation, electricity contracting, metering services and related businesses.

(b) GPU, Inc. indirectly through its wholly-owned subsidiary GPU Electric, Inc., has invested approximately $381 million in GPU Argentina Holdings, Inc.

(c) Ratio of debt to common equity of Emdersa - .297 : 1 Accumulated earnings of Emdersa - $30,788,335.

(d)  None.


Part II:

An organizational chart showing the relationship of GPU Electric, Inc. to Emdersa is provided in Exhibit G-1.

Filed pursuant to request for confidential treatment, financial statements of GPU Argentina Holdings, Inc., GPU Argentina Services, and Emdersa as of and for the year ended December 31, 2000 are provided in Exhibit H-1 as part of GPU Electric, Inc.'s consolidating financial statements.

Part III.

GPU's aggregate investment in EWG's and FUCO's at December 31, 2000, was as follows*:

                        EWG's:            $    119,112,000
                        FUCO's:           $  1,588,450,000

GPU's aggregate capital investment in domestic public utility subsidiary companies at December 31, 2000 was approximately $2,531,082,000.

Ratio of GPU's aggregate investment of EWG's and FUCO's to GPU's aggregate investment in domestic public utility subsidiary companies at December 31, 2000, was as follows:

                        EWG's:            .05:1
                        FUCO's:           .63:1




* Pursuant to Rule 53(a)(1)(i) under the Public Utility Holding Company Act of 1935, aggregate investment as stated herein Part III includes all amounts invested, or committed to be invested, in foreign utility companies (FUCO) and exempt wholesale generators (EWG), for which there is recourse, directly or indirectly, to the registered holding company.

ITEM 10.  FINANCIAL STATEMENTS AND EXHIBITS
                                                                           Page
Consolidating Financial Statements, Schedules and Notes
-------------------------------------------------------

 -  Report of Independent Accountants.                                      50

 -  Consolidating Financial Statements of GPU, Inc.                      51-63
    for 2000.

 -  Combined   Notes  1  through  13  to   Consolidated   Financial   Statements
    incorporated herein by reference, in Exhibit A (page 32), in the GPU, Inc. Annual Report on Form 10-K for 2000 (Item 8 of 10-K).

 - Combined Notes 1 through 13 to Consolidated Financial Statements incorporated herein by reference, in Exhibit A (page 32)in the Jersey Central Power & Light Company Annual Report on Form 10-K for 2000 (Item 8 of 10-K).

 -  Combined   Notes  1  through  13  to   Consolidated   Financial   Statements
    incorporated herein by reference, in Exhibit A (page 32)in the Metropolitan Edison Company Annual Report on Form 10-K for 2000 (Item 8 of 10-K).

 -  Combined   Notes  1  through  13  to   Consolidated   Financial   Statements
    incorporated herein by reference, in Exhibit A (page 32)in the Pennsylvania Electric Company Annual Report on Form 10-K for 2000 (Item 8 of 10-K).

 -  Exhibits                                                            64-100

REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors of GPU, Inc.

In our opinion, the consolidated financial statements listed in Item 10 of this Form U5S present fairly, in all material respects, the financial position of GPU, Inc. and Subsidiary Companies at December 31, 2000 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The supplementary consolidating information and the financial statement exhibits of the individual companies listed in Item 10 of this Form U5S are presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position, results of operations, and cash flows of the individual companies. The supplementary consolidating information and the financial statement exhibits have been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the consolidated financial statements taken as a whole.



PricewaterhouseCoopers LLP


Philadelphia, Pennsylvania
January 31, 2001


                                                              GPU, Inc. and Subsidiary Companies
                                                                 Consolidating Balance Sheet
                                                                      December 31, 2000
                                                 ------------------------------------------------------
                                                                          (In Thousands)
                                  GPU, Inc. and
                                   Subsidiary       Eliminations             Jersey Central   Metropolitan   Pennsylvania
                                    Companies          and                    Power & Light      Edison        Electric      GPU
                                  Consolidated      Adjustments   GPU, Inc.      Company        Company        Company      Telcom
                                  ------------      -----------   --------       -------        -------        -------      ------
                                                    (unaudited)  (unaudited)                                             (unaudited)
ASSETS
Utility Plant:
    Transmission, distribution and
      general plant                $10,055,613                               $ 3,187,056      $ 1,561,252    $ 1,791,594
    Generation plant                    82,620                                    82,620
                                    ----------                                 ---------        ---------      ---------
      Utility plant in service      10,138,233                                 3,269,676        1,561,252      1,791,594
    Accumulated depreciation        (3,246,175)                               (1,212,784)        (489,607)      (588,377)
                                    ----------                                 ---------        ---------      ---------
       Net utility plant in service  6,892,058                                 2,056,892        1,071,645      1,203,217
    Construction work in progress      153,417                                    75,201           22,437         25,895
    Other, net                          16,572                                    13,311              596          2,665
                                    ----------                                 ---------        ---------      ---------
       Net utility plant             7,062,047                                 2,145,404        1,094,678      1,231,777
                                    ----------                                 ---------        ---------      ---------

Other Property and Investments:
    Common stock of subsidiaries                     $3,828,271    3,828,271
    Equity investments                 146,279
    Goodwill, net                    1,986,449
    Nuclear decommissioning trusts,
        at market                      367,805                                   115,311          154,068         98,426
    Nuclear fuel disposal trust,
        at market                      126,336                                   126,336
    Other, net                         619,504                         7,764       6,342            4,472        191,543    $ 69,302
                                    ----------       ----------    ---------   ---------        ---------      ---------     -------
       Total other property and
        investments                  3,246,373        3,828,271    3,836,035     247,989          158,540        289,969      69,302
                                    ----------       ----------    ---------   ---------        ---------      ---------     -------

Current Assets:
    Cash and temporary cash
        investments                    392,004                         1,442         801            3,234            250       1,525
    Marketable securities               17,114                        17,114
    Special deposits                   126,149                         1,702       1,220              205            330
    Accounts receivable:
       Customers, net                  540,166                                   156,358           70,118         78,001      19,844
       Other                           162,048           26,699                   38,107           28,525         21,205         496
       Affiliates                                       294,559          713      28,853           49,731         25,073
    Unbilled revenues                  221,810                                    80,864           38,688         39,514
    Materials and supplies, at average
       cost or less:
       Construction and maintenance     79,171                                                                                   661
       Fuel                                508                                       508
    Deferred income taxes               33,857                                    20,669            1,838          1,912
    Prepayments                        154,274           18,050           44      96,916            7,556         11,869         148
    Cost & estimated earnings>billings
      on uncompleted construction       29,377
    Other, net                             501
                                    ----------       ----------    ---------   ---------        ---------      ---------     -------
       Total current assets          1,756,979          339,308       21,015     424,296          199,895        178,154      22,674
                                    ----------       ----------    ---------   ---------        ---------      ---------     -------
Deferred Debits and Other Assets:
    Regulatory assets, net           5,033,004                                 3,185,072        1,227,981        619,951
    Deferred income taxes            1,732,537           21,479        5,293     187,632          447,868        708,954      12,065
    Other                              431,521                         2,067      26,962           32,417         19,314          20

       Total deferred debits and
        other assets                 7,197,062           21,479        7,360   3,399,666        1,708,266      1,348,219      12,085
                                    ----------       ----------    ---------   ---------        ---------      ---------     -------
       Total Assets                $19,262,461       $4,189,058  $ 3,864,410 $ 6,217,355      $ 3,161,379    $ 3,048,119    $104,061
                                   ===========       ==========  =========== ===========      ===========    ===========    ========


____________________

The notes to the consolidated financial statements of GPU, JCP&L, Met-Ed and Penelec, which are incorporated by reference from the respective annual reports on Form 10-K for the year ended December 31, 2000, are an integral part of the consolidating financial statements.

                                                                  51



                                                              GPU, Inc. and Subsidiary Companies
                                                                 Consolidating Balance Sheet
                                                                      December 31, 2000
                                               -------------------------------------------------------------
                                                                        (In Thousands)

                                 GPU            GPU          GPU        GPU          GPU          GPU       GPU           MYR
                                Advanced      Diversified   Service    Nuclear   International    Power    Capital       Group
                             Resources, Inc.  Holdings LLC   Inc.       Inc.         Inc.         Inc.      Inc.          Inc.
                             ---------------  ------------   ----       ----         ----         ----     ----          ----
                              (unaudited)     (unaudited) (unaudited)(unaudited) (unaudited)  (unaudited) (unaudited) (unaudited)
Utility Plant:

    Transmission, distribution and
      General plant                                         $ 72,993                                       $3,442,718
    Generation plant
                                                              ------                                        ---------
      Utility plant in service                                72,993                                        3,442,718
    Accumulated depreciation                                 (28,409)                                        (926,998)
                                                              ------                                        ---------
       Net utility plant in service                           44,584                                        2,515,720
    Construction work in progress                                                                              29,884
    Other, net
                                                              ------                                        ---------
       Net utility plant                                      44,584                                        2,545,604
                                                              ------                                        ---------

Other Property and Investments:
    Common stock of subsidiaries
    Equity investments                                                                           $ 40,425     105,854
    Goodwill, net                                                                                   6,375   1,816,367       $163,707
    Nuclear decommissioning
        trusts, at market
    Nuclear fuel disposal
        trust, at market
    Other, net                $         66        $21,071     45,122   $  1,412                    99,812     155,481         17,117
                              ------------        -------     ------   --------                    ------     -------         ------
       Total other property
        and investments                 66        $21,071     45,122      1,412                   146,612   2,077,702        180,824
                              ------------        -------     ------   --------                    ------     -------         ------


Current Assets:
    Cash and temporary
        cash investments            14,756             19      5,699         37                    21,626     335,320          7,295
    Marketable securities
    Special deposits                                             274        155                     3,416     118,847
    Accounts receivable:
       Customers, net                4,817                                                                     94,112        116,916
       Other                             6              1     17,927      2,686                    13,192      64,290          2,312
       Affiliates                                     462    106,518     79,272                                                3,937
    Unbilled revenues                                                                                          62,744
    Materials and supplies, at
        average cost or less:
       Construction and maintenance                           58,943                                6,381      13,186
       Fuel
    Deferred income taxes                                                                                                      9,438
    Prepayments                        272                    25,520      7,915                       785      21,299
    Cost & estimated earnings>billings
      on uncompleted construction                                                                                             29,377
    Other, net                                                                                                                   501
                              ------------        -------     ------   --------                    ------     -------         ------
       Total current assets         19,851            482    214,881     90,065                    45,400     709,798        169,776
                              ------------        -------     ------   --------                    ------     -------         ------

Deferred Debits and Other Assets:
    Regulatory assets, net
    Deferred income taxes                                    100,069     33,351                     5,115     253,669
    Other                               26          4,099      5,195      1,164                    58,039     278,621          3,597
                              ------------        -------     ------   --------                    ------     -------         ------
       Total deferred debits
        and other assets                26          4,099    105,264     34,515                    63,154     532,290          3,597
                              ------------        -------     ------   --------    ---------       ------     -------         ------
       Total Assets           $     19,943       $ 25,652   $409,851   $125,992    $       -     $255,166  $5,865,394       $354,197
                              ============       ========   ========   ========    =========     ========  ==========       ========

___________
The notes to the consolidated financial statements of GPU, JCP&L, Met-Ed and Penelec, which are incorporated by reference from the respective annual reports on Form 10-K for the year ended December 31, 2000, are an integral part of the consolidating financial statements.


                                                                  52



                                                              GPU, Inc. and Subsidiary Companies
                                                                 Consolidating Balance Sheet
                                                                      December 31, 2000
                                                -----------------------------------------------------------
                                                                          (In Thousands)

                                 GPU, Inc. and
                                   Subsidiary       Eliminations             Jersey Central   Metropolitan   Pennsylvania
                                    Companies          and                    Power & Light      Edison        Electric      GPU
                                  Consolidated      Adjustments   GPU, Inc.      Company        Company        Company      Telcom
                                  ------------      -----------   --------       -------        -------        -------      ------
                                                    (unaudited)  (unaudited)                                             (unaudited)
LIABILITIES AND CAPITAL
Capitalization:
   Common stock                    $   331,958       $  325,966  $   331,958 $   153,713      $    66,273    $   105,812
    Capital surplus                  1,014,326        3,098,112    1,014,326     510,769          400,200        320,487   $ 67,200
    Retained earnings                2,395,384          478,306    2,395,384     794,786           70,476         43,515       (470)
    Accumulated other comprehensive
      income/(loss)                    (62,624)         (74,191)     (62,624)         (8)              64             23
                                     ---------        ---------    ---------   ---------          -------        -------    -------
        Total                        3,679,044        3,828,193    3,679,044   1,459,260          537,013        469,837     66,730
    Reacquired common stock,
      at cost                         (357,994)                     (357,994)
                                     ---------        ---------    ---------   ---------          -------        -------    -------
        Total common stockholders'
          equity                     3,321,050        3,828,193    3,321,050   1,459,260          537,013        469,837     66,730
                                     ---------        ---------    ---------   ---------          -------        -------    -------
    Cumulative preferred stock:
       With mandatory redemption        51,500                                    51,500
       Without mandatory redemption     12,649                                    12,649
    Subsidiary-obligated
      mandatorily redeemable
      preferred securities             125,000                                   125,000
    Trust preferred securities         200,000                                                    100,000        100,000
    Long-term debt                   3,917,069                       299,442   1,093,987          496,860        517,813
                                     ---------        ---------    ---------   ---------          -------        -------    -------
       Total capitalization          7,627,268       3,828,193     3,620,492   2,742,396        1,133,873      1,087,650     66,730
                                     ---------        ---------    ---------   ---------          -------        -------    -------
Current Liabilities:
    Securities due within one year     992,090                                    50,847               27             14
    Notes payable                    1,480,667                       112,600      29,200           46,600         55,800
    Bank overdraft                     276,456
    Obligations under capital leases       485                                                                       485
    Accounts payable:
      Others                           481,712            4,241                   95,988           37,399         50,673      3,933
      Affiliates                                        294,559       28,487      98,526           69,462         29,788      7,015
    Taxes accrued                       37,604           40,508        8,988       8,836           20,768         23,895      1,866
    Interest accrued                    95,083                         1,653      23,625           14,375         11,582
    Billings>cost & estimated earnings
      on uncompleted construction       21,315
    Other                              447,154                        81,536      37,786           13,858          6,880
                                     ---------        ---------    ---------   ---------          -------        -------    -------
       Total current liabilities     3,832,566          339,308      233,264     344,808          202,489        179,117     12,814
                                     ---------        ---------    ---------   ---------          -------        -------    -------
Deferred Credits and Other Liabilities:
    Deferred income taxes            3,093,826           21,479        7,330     866,058          728,344        735,750
    Unamortized investment tax
        credits                         44,344                                    17,087           14,159         13,098
    Three Mile Island Unit 2 future
      costs                            514,922                                   128,735          257,367        128,820
    Nuclear fuel disposal fee          210,143                                   156,959           35,456         17,728
    Power purchase contract loss
      liability                      3,273,968                                 1,699,473          727,503        846,992
    Minority interest                   51,364
    Other                              614,060               78        3,324     261,839           62,188         38,964     24,517
                                     ---------        ---------    ---------   ---------          -------        -------    -------
       Total deferred credits and other
         liabilities                 7,802,627           21,557       10,654   3,130,151        1,825,017      1,781,352     24,517
                                     ---------        ---------    ---------   ---------          -------        -------    -------
       Total Liabilities and
        Capital                    $19,262,461      $ 4,189,058  $ 3,864,410 $ 6,217,355      $ 3,161,379    $ 3,048,119   $104,061
                                   ===========      ===========  =========== ===========      ===========    ===========   ========


The notes to the consolidated financial statements of GPU, JCP&L, Met-Ed and Penelec, which are incorporated by reference from the respective annual reports on Form 10-K for the year ended December 31, 2000, are an integral part of the consolidating financial statements.
                                                                  53




                                                              GPU, Inc. and Subsidiary Companies
                                                                 Consolidating Balance Sheet
                                                                      December 31, 2000
                                                ---------------------------------------------------------
                                                                          (In Thousands)

                                 GPU            GPU          GPU        GPU          GPU          GPU       GPU           MYR
                                Advanced      Diversified   Service    Nuclear   International    Power    Capital       Group
                             Resources, Inc.  Holdings LLC   Inc.       Inc.         Inc.         Inc.      Inc.          Inc.
                             ---------------  ------------   ----       ----         ----         ----     ----          ----
                              (unaudited)     (unaudited) (unaudited)(unaudited) (unaudited)  (unaudited) (unaudited) (unaudited)
LIABILITIES AND CAPITAL
Capitalization:
    Common stock                                           $      50   $     50                $        1                  $     67
    Capital surplus            $    25,900     $   24,965                                         121,573  $1,398,000       229,018
    Retained earnings              (13,184)           408                                          17,519    (444,301)        9,557
    Accumulated other comprehensive
     income/(loss)                                            (1,862)         4                        46     (72,458)
                              ------------        -------     ------   --------    -------         ------     -------       -------
       Total                        12,716         25,373     (1,812)        54                   139,139     881,241       238,642
    Reacquired common stock,
      at cost                  -----------        -------     ------   --------    -------         ------     -------       -------

       Total common stockholders'
         equity                     12,716         25,373     (1,812)        54                   139,139     881,241       238,642
    Cumulative preferred stock:
       With mandatory redemption
       Without mandatory redemption
    Subsidiary-obligated mandatorily
      redeemable preferred securities
    Trust preferred securities
    Long-term debt                                                                                 32,380   1,476,587
                              ------------        -------     ------   --------     -------        ------     -------        ------
       Total capitalization         12,716         25,373     (1,812)        54                   171,519   2,357,828       238,642
                              ------------        -------     ------   --------     -------        ------     -------        ------
Current Liabilities:
    Securities due within one year                            22,000                                6,577     912,625
    Notes payable                                                                                           1,200,147        36,320
    Bank overdraft                                                                                            276,456
    Obligations under capital leases
    Accounts payable
      Others                         4,424                   111,444     74,243                     5,987      84,001        17,861
      Affiliates                        43                    48,266     11,246                       700         481           545
    Taxes accrued                    2,089             58                 3,168                     7,384                     1,060
    Interest accrued                                             178        616                     1,253      41,801
    Billings>cost & estimated earnings
      on uncompleted construction                                                                                            21,315
    Other                              511                    58,515      1,027                     1,743     211,577        33,721
                              ------------        -------     ------   --------    -------         ------     -------       -------
       Total current liabilities     7,067             58    240,403     90,300                    23,644   2,727,088       110,822
                              ------------        -------     ------   --------    -------         ------     -------       -------

Deferred Credits and Other Liabilities:
    Deferred income taxes               17            221     16,358        156                     1,414     755,310         4,347
    Unamortized investment tax credits
    Three Mile Island Unit 2 future
      costs
    Nuclear fuel disposal fee
    Power purchase contract loss
      liability
    Minority interest                                                                              43,375       7,989
    Other                              143                   154,902     35,482                    15,214      17,179           386

                              ------------        -------     ------   --------    --------        ------     -------       -------
    Total deferred credits and other
         liabilities                   160            221    171,260     35,638                    60,003     780,478         4,733
                              ------------        -------     ------   --------    --------        ------     -------       -------
       Total Liabilities and
        Capital                $    19,943      $  25,652  $ 409,851   $125,992   $      -     $  255,166  $5,865,394      $354,197
                               ===========      =========  =========   ========   =====--==    ==========  ==========      ========


----------------
The notes to the consolidated financial statements of GPU, JCP&L, Met-Ed and Penelec, which are incorporated by reference from the respective annual reports on Form 10-K for the year ended December 31, 2000, are an integral part of the consolidating financial statements.

                                                                  54

                                                                      GPU, Inc. and Subsidiary Companies
                                                                      Consolidating Statement of Income
                                                              For the Twelve Months Ended December 31, 2000
                                                      -------------------------------------------------------------
                                                                                 (In Thousands)
                                GPU, Inc. and
                                   Subsidiary       Eliminations             Jersey Central   Metropolitan   Pennsylvania
                                    Companies          and                    Power & Light      Edison        Electric      GPU
                                  Consolidated      Adjustments   GPU, Inc.      Company        Company        Company      Telcom
                                  ------------      -----------   --------       -------        -------        -------      ------
                                                    (unaudited)  (unaudited)                                             (unaudited)

Operating Revenues                  $5,196,256       $   85,100              $ 1,979,297       $  842,333     $  901,881    $10,488
                                    ----------       ----------              -----------       ----------     ----------    -------
Equity in Earnings of Subsidiaries                      167,132   $  167,132
                                     ---------         --------     --------
Services Rendered at Cost to Affiliated
  Companies                                           1,086,783
                                     ---------        ---------
Services Rendered to Non-Affiliated
  Companies                                               5,610
                                     ---------        ---------
Operating Expenses:
  Fuel                                  62,630                                    19,886

  Power purchased and interchanged:
    Affiliates                                           53,093                   48,131            2,328          2,634
    Others                           2,196,847                                 1,052,108          468,742        542,483
  Deferral costs, net                 (229,321)                                 (229,321)
  Other operation and maintenance    1,372,447        1,075,371       22,974     381,848           91,456        148,698     11,815
  Gain/Loss on sale of business        239,510                      (132,982)
  Depreciation and amortization        548,259            5,048                  235,001           68,695         56,505        429
  Taxes, other than income taxes       221,237           35,671                   64,398           42,623         45,890
                                       -------           ------      -------      ------           ------         ------     ------
      Total operating expenses       4,411,609        1,169,183     (110,008)  1,572,051          673,844        796,210     12,244
                                       -------           ------      -------      ------           ------         ------     ------
Operating Income                       784,647          175,442      277,140     407,246          168,489        105,671     (1,756)
                                       -------           ------      -------      ------           ------         ------     ------
Other Income and Deductions:
  Allowance for other funds used
    during construction                    747                                       719               28
  Equity in undistributed earnings
    of affiliates                       28,456
  Other income/(expense), net          149,635           (1,156)         431      27,234           12,169         11,135     (2,735)
                                       -------           ------      -------      ------           ------         ------     ------
      Total other income and
        deductions                     178,838           (1,156)         431      27,953           12,197         11,135     (2,735)
                                       -------           ------      -------      ------           ------         ------     ------
Income Before Interest Charges and
  Preferred Dividends                  963,485          174,286      277,571     435,199          180,686        116,806     (4,491)
                                       -------           ------      -------      ------           ------         ------     ------
Interest Charges and Preferred Dividends:
  Interest on long-term debt &
        notes payable                  510,826            5,148       12,737      93,888           45,866         36,839
  Subsidiary-obligated trust preferred
    securities                          13,690                                                      6,656          7,034
  Other interest                        10,655            1,131                    1,211            2,658          4,671
  Allowance for borrowed funds used
        during construction             (2,506)                                   (1,287)           (477)           (742)
  Dividends on sub-obligated
        mandatorily redeemable
        preferred securities            10,700                                    10,700
  Preferred stock dividends of
        subsidiaries                     6,904           (6,904)
                                       -------           ------      -------      ------           ------         ------     ------
      Total interest charges and
         preferred dividends           550,269             (625)      12,737     104,512           54,703         47,802
                                       -------           ------      -------      ------           ------         ------     ------
Income before income taxes and minority
  interest                             413,216          174,911      264,834     330,687          125,983         69,004     (4,491)
Income taxes                           176,807              875       31,296     119,875           44,088         29,754     (1,856)
Minority interest net income            (2,871)
                                       -------           ------      -------      ------           ------         ------     ------
Net Income/(loss)                   $  233,538      $   174,036   $  233,538  $  210,812       $   81,895     $   39,250    $(2,635)
                                    ==========      ===========   ==========  ==========       ==========     ==========    =======

______________
The notes to the consolidated financial statements of GPU, JCP&L, Met-Ed and Penelec, which are incorporated by reference from one respective annual reports on Form 10-K for the year ended December 31, 2000, are an integral part of the consolidating financial statements.

                                                                  55




                                                        GPU, Inc. and Subsidiary Companies
                                                         Consolidating Statement of Income
                                                    For the Twelve Months Ended December 31, 2000
                                            ----------------------------------------------------------
                                                               (In Thousands)

                                       GPU              GPU         GPU       GPU        GPU         GPU       GPU         MYR
                                     Advanced       Diversified   Service   Nuclear  International   Power    Capital      Group
                                    Resources, Inc. Holdings LLC     Inc.      Inc.     Inc.         Inc.      Inc.       Inc.
                                   -----------    -----------  ----------- ---------- ----------- ----------  ---------  ----------
                                  (unaudited)    (unaudited)   (unaudited) (unaudited)(unaudited) (unaudited)(unaudited)(unaudited)

Operating Revenues                 $ 60,306                                           $  74,440  $ 42,389   $ 923,472   $446,750
                                     ------                                              ------    ------    --------    -------

Equity in Earnings of
        Subsidiaries
Services Rendered at Cost to
        Affiliated  companies                                  $866,379  $220,404
                                                                -------   -------
Services Rendered to
        Non-Affiliated
        companies                                                 5,419       191
                                                                -------   -------
Operating Expenses:
  Fuel                                                                                   27,396    15,348
  Power purchased and
        interchanged:
    Affiliates
    Others                           60,109                                                                    73,405
  Deferred costs, net
  Other operation and maintenance     3,612                     826,120   214,581        36,090    15,115     288,027    407,482
  Gain/Loss on sale of business                                                                               372,492
  Depreciation and amortization                 $      43         5,048                   8,864     6,232     167,597     4,893
  Taxes, other than income taxes                                 30,374     5,297            64       665      50,834     16,763
                                     ------         -----         -----    ------         -----    ------    --------    -------
      Total operating expenses       63,721            43       861,542   219,878        72,414    37,360     952,355    429,138
                                     ------         -----         -----    ------         -----    ------    --------    -------

Operating Income                     (3,415)          (43)       10,256       717         2,026     5,029     (28,883)    17,612
                                     ------         -----         -----    ------         -----    ------    --------    -------

Other Income and Deductions:
  Allowance for other funds
        used  during
        construction
  Equity in undistributed
        earnings
        of affiliates, net                            199                                11,022     8,005       9,230
  Other income/(expense), net           847           311        (4,695)      (72)       42,168     6,750      54,041        895
                                     ------         -----         -----    ------         -----    ------    --------    -------
      Total other income
        and deductions                  847           510        (4,695)      (72)       53,190    14,755      63,271        895
                                     ------         -----         -----    ------         -----    ------    --------    -------

Income Before Interest
        Charges and
  Preferred Dividends                (2,568)          467         5,561       645        55,216    19,784      34,388     18,507
                                     ------         -----         -----    ------         -----    ------    --------    -------

Interest Charges and
        Preferred Dividends:
  Interest on long-term
        debt and
        notes payable                                             4,200                             4,319     317,328        797
  Subsidiary-obligated trust
        preferred
        securities
  Other interest                                                    863       268         2,115

  Allowance for borrowed
        funds used during
        construction
  Dividends on sub-obligated
        mandatorily
    redeemable preferred
        securities
  Preferred stock dividends
        of subsidiaries
                                     ------         -----         -----    ------         -----    ------    --------    -------
     Total interest charges
        and preferred dividends                                   5,063       268         2,115     4,319     317,328        797
                                     ------         -----         -----    ------         -----    ------    --------    -------

Income Before Income Taxes
        and Minority
  Interest                           (2,568)          467           498       377        53,101    15,465    (282,940)    17,710
Income taxes                           (853)           59           498       377        19,233     5,002     (77,944)     8,153
Minority interest net income                                                                       (1,829)     (1,042)
                                     ------         -----         -----    ------         -----    ------    --------    -------

Net Income/(Loss)                  $ (1,715)    $     408      $      -   $    -     $   33,868  $  8,634  $ (206,038)   $ 9,557
                                     ======        ======         =====    ======        ======   ======-    ========    =======


The notes to the consolidated financial statements of GPU, JCP&L, M-Ed and Penelec, which are incorporated by reference from the respective annual reports on Form 10-K for the year ended December 31, 2000, are an integral part of the consolidating financial statements.

                                                                  56








                                                                  GPU, Inc. and Subsidiary Companies
                                                           Consolidating Statement of Retained Earnings
                                                           For the Twelve Months Ended December 31, 2000
                                                   -------------------------------------------------------------
                                                                          (In Thousands)


                                    GPU, Inc. and
                                    Subsidiary      Eliminations             Jersey Central  Metropolitan   Pennsylvania  GPU
                                    Companies         and                    Power & Light     Edison       Electric     Telcom
                                    Consolidated    Adjustments    GPU, Inc.     Company      Company        Company      Inc .
                                    --------------  ------------  ---------- -------------- -----------    ------------  -------
                                                   (unaudited)  (unaudited)    (unaudited)                             (unaudited)

Balance at beginning of period      $ 2,426,350   $   896,858   $ 2,426,350    $   720,878   $    13,581    $   59,265    $2,165


     Net income/(loss)                  233,538       174,036       233,538        210,812        81,895        39,250    (2,635)


     Cash dividends declared
       on common stock                 (264,504)     (210,000)     (264,504)      (130,000)      (25,000)      (55,000)


     Cash dividends on cumulative
       preferred stock                                 (6,904)                      (6,904)


     Distributions paid                              (345,000)
                                     ----------    ----------    ----------     ----------    ----------     ---------   --------



Balance at end of period            $ 2,395,384   $   508,990   $ 2,395,384    $   794,786   $    70,476    $   43,515    $ (470)
                                    ===========   ===========   ===========    ===========   ===========    ==========    ======


The notes to the consolidated financial statements of G, JCP&L, Met-Ed and Penelec, which are incorporated by Reference from the rpective annual reports on Form 10-K for the year ended December 31, 2000, are an integral part of the consolidating financial statements.






                                                                   GPU, Inc. and Subsidiary Companies
                                                             Consolidating Statement of Retained Earnings
                                                            For the Twelve Months Ended December 31, 2000
                                                  -----------------------------------------------------------
                                                                              (In Thousands)


                              GPU            GPU            GPU          GPU          GPU          GPU         GPU       MYR
                           Advanced      Diversified      Service      Nuclear   International    Power      Capital    Group
                         Resources, Inc. Holdings LLC       Inc.         Inc.         Inc.         Inc.        Inc.     Inc.
                         --------------- ------------    ---------   ----------- -------------  -----------   -------  -------
                          (unaudited)    (unaudited)    (unaudited)  (unaudited) (unaudited)    (unaudited) (unaudited)(unaudited)

Balance at beginning      $ (11,469)     $        -      $      -     $      -   $   (3,184)      $   8,885   $106,737   $    -
       of period

   Net income/(loss)         (1,715)            408                                  33,868           8,634   (206,038)   9,557


   Cash dividends declared
       on common stock


   Cash dividends on
       cumulative preferred
       stock


   Distributions paid                                                                                         (345,000)
                           --------         -------       -------      -------    ---------        --------  --------    ------


Balance at                $ (13,184)       $    408      $      -     $      -   $   30,684       $  17,519  $(444,301)  $9,557
    end of period          ========         =======       =======      =======    =========        ========  =========   =====


The notes to the consolidated financial statements of GPU, JCP&L, Met-Ed and Penelec, which are incorporated by reference from the respective annual reports on Form 10-K for the year ended December 31, 2000, are an integral part of the consolidating financial statements.







                                                                 GPU, Inc. and Subsidiary Companies
                                                           Consolidating Statement of Comprehensive Income
                                                            For the Twelve Months Ended December 31, 2000
                                                    -------------------------------------------------------------
                                                                            (In Thousands)


                           GPU, Inc. and
                           Subsidiary       Eliminations                Jersey Central     Metropolitan    Pennsylvania   GPU
                           Companies           and                       Power & Light       Edison         Electric     Telcom
                           Consolidated      Adjustments    GPU, Inc.       Company          Company        Company       Inc.
                           ------------     ------------    ---------    --------------    ------------     -----------   -------
                                            (unaudited)   (unaudited)                                                   (unaudited)
Net income/(loss)          $   233,538     $   174,036    $  233,538     $  210,812        $    81,895       $39,250    $(2,635)


Other comprehensive
 income/(loss),
 net of tax:

   Net unrealized gains
     on  investments           (20,779)        (31,891)      (20,779)                         (21,295)       (10,596)

  Foreign currency             (31,884)        (31,885)      (31,884)
        translation

  Minimum pension              (3,620)          (3,621)       (3,620)           (15)               (4)
   liability                ----------      ----------     ---------       --------         ----------       -------     ------


Total other comprehensive
   income/(loss)               (56,283)        (67,397)      (56,283)           (15)           (21,299)      (10,596)
                             ----------     ----------     ---------       --------         ----------       -------     ------



Comprehensive income       $   177,255     $   106,639    $  177,255      $ 210,797        $    60,596     $  28,654    $(2,635)
                            ==========      ==========     =========       ========         ==========       =======     ======


The notes to the consolidated financial statements of GPU, JCP&L, Met-Ed and Penelec, which are incorporated by reference from the respective annual reports on Form 10-K for the year ended December 31, 2000, are an integral part of the consolidating financial statements.







                                                                  GPU, Inc. and Subsidiary Companies
                                                             Consolidating Statement of Comprehensive Income
                                                           For the Twelve Months Ended December 31, 2000
                                                   ---------------------------------------------------------
                                                                                (In Thousands)



                               GPU             GPU         GPU          GPU            GPU          GPU         GPU        MYR
                             Advanced       Diversified  Service      Nuclear     International    Power      Capital      Group
                          Resources, Inc.  Holdings LLC    Inc.        Inc.           Inc.         Inc.         Inc.        Inc.
                          ---------------  ------------ ----------  -----------   -------------  ----------   -------      -----
                           (unaudited)     (unaudited)  (unaudited)  (unaudited)    (unaudited)  (unaudited) (unaudited)(unaudited)

Net income/(loss)         $  (1,715)        $   408     $     -       $     -     $  33,868     $   8,634    $(206,038)   $9,557


Other comprehensive
 income/(loss), net of tax:

  Net unrealized gains on
    investments

  Foreign currency
    translation                                                                                         8      (31,893)

  Minimum pension                                        (3,602)
     liability             --------          ------    --------      --------      --------      --------      -------     ------

         Total other
           comprehensive
           income/(loss)          -               -      (3,602)            -             -             8      (31,893)        -
                           --------          ------    --------      --------      --------      ---------     -------     -----


Comprehensive income      $  (1,715)        $   408   $  (3,602)    $       -     $  33,868     $   8,642    $(237,931)   $9,557
                           ========          ======    ========      ========      ========      ========    =========     =====

The notes to the consolidated financial statements of GPU, JCP&L, Met-Ed and Penelec, which are incorporated by reference from the respective annual reports on Form 10-K for the year ended December 31, 2000, are an integral part of the consolidating financial statements.






                                                            GPU, Inc. and Subsidiary Companies
                                                           Consolidating Statement of Cash Flows
                                                      For the Twelve Months Ended December 31, 2000
                                               ------------------------------------------------------------
                                                                                   (In Thousands)
                                                 GPU, Inc. and
                                                   Subsidiary  Eliminations               Jersey Central Metropolitan Pennsylvania
                                                   Companies       and                    Power & Light    Edison       Electric
                                                 Consolidated   Adjustments   GPU, Inc.     Company        Company       Company
                                                 ------------  ------------  -----------  -------------- ------------ -------------
Operating Activities:                                          (unaudited)   (unaudited)

 Net income                                       $  233,538     $  174,036 $  233,538     $ 210,812        $81,895    $   39,250
 Adjustments to reconcile income
        to cash provided:
   Equity in earnings of subsidiaries                              (167,132)  (167,132)
   Depreciation and amortization                     583,804                                 269,564         74,379        56,852
   Provision for doubtful accounts                    66,516                                  25,732         18,511        20,667
   Regulatory assets, net                           (189,968)                               (167,331)        15,941       (38,578)
   Amortization of property under
        capital leases                                11,472                                  11,472
   Gain on restructured supply
        agreement                                    (42,781)
   PaPUC restructuring rate orders                   (66,130)                                               (44,580)      (21,550)
   (Gain)/loss on sale of investments                232,059                  (132,982)        1,163            575        (4,882)
   Equity in undistributed
        (earnings)/losses of
     affiliates, net of distributions
        received                                      14,036
   Deferred income taxes &
        investment tax credits, net                  344,177                                 255,453         21,631        14,804
   Deferred costs, net                              (229,321)                               (229,321)
 Changes in working capital:
   Receivables                                      (235,654)       (16,679)                 (20,105)       (12,499)      (30,228)
   Materials and supplies                             13,381                                    (288)
   Special deposits and prepayments                  (16,772)       (13,637)    (1,512)      (74,099)         9,115         3,518
   Payables and accrued liabilities                 (168,781)        27,051     10,051        20,076       (14,656)       (73,976)
   Due to/from affiliates                                                       16,136        44,136        (28,352)      (45,963)
 Nonutility generation contract
         buyout costs                                 (5,660)                                                (1,250)       (4,410)
 Other, net                                           30,900            161      9,478         3,540        (36,313)      (32,025)
                                                   ---------      ---------  ---------      --------       --------      --------
   Net cash provided (required)
         by operating activities                     574,816          3,800    (32,423)      350,824         84,397      (116,521)
                                                   ---------      ---------  ---------      --------       --------      --------
Investing Activities:
 Acquisitions, net of cash acquired                 (220,243)        (1,718)  (217,509)
 Capital expenditures and investments               (570,574)                               (144,389)       (58,481)      (73,247)
 Proceeds from sale of investments                 1,459,576          3,265    225,000        74,797          3,519
 Proceeds from nonutility
        generation trusts                             75,991                                                               75,991
 Contributions to decommissioning trusts            (139,184)                               (130,444)        (8,700)          (40)
 Trust fund established for
        repayment of debt                           (112,634)
 Other, net                                           (4,142)        13,001       (566)         (624)                       6,617
                                                   ----------     ---------  ---------      --------       --------      --------

   Net cash provided/(required)
         by investing activities                     488,790         14,548      6,925      (200,660)       (63,662)        9,321
                                                   ----------     ---------  ---------      --------       --------      --------
Financing Activities:
 Issuance of long-term debt                          491,587                   297,633                                    118,000
 Retirement of long-term debt                     (1,086,086)                                (40,000)       (50,000)      (25,000)
 Increase/(Decrease) in notes
        payable, net                                (119,654)       (13,001)   (10,900)       29,200         46,600         2,200
 Redemption of preferred stock of
        subsidiaries                                 (21,667)                                (21,667)
 Capital lease principal payments                    (48,515)                                (48,515)

 Reacquisition of common stock                       (71,913)                  (71,913)
 Dividends paid on common stock                     (262,965)                 (262,965)
 Dividends paid on common stock
         - Internal                                                            581,110      (130,000)       (25,000)      (55,000)
 Dividends paid on preferred stock                                   (7,065)                  (7,065)
 Capital stock paid in capital                                                (506,154)                                    35,000
   Net cash provided (required)
                                                   ----------     ---------  ---------      --------       --------      --------
        by financing activities                   (1,119,213)       (20,066)   (26,811)     (218,047)       (28,400)       75,200
                                                   ---------      ---------  ---------      --------        -------      --------
Effect of exchange rate changes on cash              (23,937)
                                                   ---------      ---------  ---------      --------       --------      --------

Net increase (decrease) in cash
        and temporary
 cash investments from above activities              (79,544)        (1,718)     1,313       (67,883)        (7,665)      (32,000)
Cash and temporary cash investments,
        beginning of year                            471,548          1,718        129        68,684         10,899        32,250
                                                   ---------      ---------  ---------      --------       --------      --------
Cash and temporary cash investments,
         end of year                              $  392,004     $          $    1,442     $     801       $  3,234    $      250
                                                   =========      =========  =========      ========       ========      ========
Supplemental Disclosure:
 Interest and preferred dividends
         paid                                     $  548,989     $    1,292 $   10,500     $ 110,661      $  54,107     $  40,443
                                                   =========      =========  =========      ========       ========        ======
 Income taxes paid (refunded)                     $   99,116                $   22,281     $ (50,105)     $  45,534     $ 110,395
                                                   =========                 =========      ========       ========      ========
 New capital lease obligations incurred           $   41,580                               $  41,580
                                                   =========                                ========
 Common stock dividends declared but not paid     $   65,095                $   65,095
                                                   =========                 =========

The notes to the consolidated financial statements of GPU, JCP&L, Met-Ed and Penelec, which are incorporated by reference from the respective annual reports on Form 10-K for the year ended December 31, 2000, are an integral part of the consolidating financial statements.

                                                                  61



                                                                      GPU, Inc. and Subsidiary Companies
                                                                     Consolidating Statement of Cash Flows
                                                               For the Twelve Months Ended December 31, 2000
                                                       ------------------------------------------------------------
                                                                                    (In Thousands)

                                                                  GPU            GPU          GPU           GPU         GPU
                                                                 Telcom       Advanced     Diversified    Service      Nuclear
                                                                  Inc.        Resources    Holdings LLC    Inc.         Inc.
                                                                ---------     ---------    ------------   -------      ------
Operating Activities:                                          (unaudited)   (unaudited)   (unaudited)   (unaudited) (unaudited)
 Net income                                                     $  (2,635)    $ (1,715)   $    408
 Adjustments to reconcile income to cash provided:
   Equity in earnings of subsidiaries
   Depreciation and amortization                                      154                       43     $  5,048
   Provision for doubtful accounts
   Regulatory assets, net
   Amortization of property under capital leases
   Gain on restructured supply agreement
   PaPUC restructuring rate order
   (Gain)/loss on sale of investment
   Equity in undistributed (earnings)/losses of
     affiliates, net of distributions received
   Deferred income taxes and investment tax credits, net           (9,839)                     311        15,811    $  (2,212)
   Deferred costs, net Changes in working capital:
   Receivables                                                    (16,806)      11,580                    3,663       (2,261)
   Materials and supplies                                            (429)                                 (862)
   Special deposits and prepayments                                   (26)                              (16,448)      (7,900)
   Payables and accrued liabilities                                 3,943       (2,999)        149      (29,257)       16,341
   Due to/from affiliates                                           6,396            9        (462)      28,877      (16,220)
 Nonutility generation contract buyout costs
 Other, net                                                        19,375          (18)       (359)       3,948        12,222
                                                                 --------      -------     -------      -------       -------
   Net cash provided (required) by operating activities               133        6,857         311       10,780           (30)
                                                                 --------      -------     -------      -------       -------
Investing Activities:
 Acquisitions, net of cash acquired
 Capital expenditures and investments                             (65,664)                  (1,192)      (3,602)
 Proceeds from sale of investments
 Proceeds from nonutility generation trusts
 Contributions to decommissioning trusts
 Trust fund established for repayment of debt
 Other, net                                                                         29                   (2,184          )24
                                                                 --------      -------     -------      -------      --------

   Net cash provided/(required) by investing activities           (65,664)          29      (1,192)      (5,786)          24
                                                                 --------      -------     -------      -------
 Financing Activities:
 Issuance of long-term debt
 Retirement of long-term debt
 Increase (Decrease) in notes payable, net
 Redemption of preferred stock of  subsidiaries
 Capital lease principal payments
 Reacquisition of common stock
 Dividends paid on common stock
 Dividends paid on common stock - Internal
 Dividends paid on preferred stock
 Capital stock paid in capital                                     64,200                      900
                                                                 --------      -------     -------

   Net cash provided (required) by financing activities            64,200                      900
                                                                 --------      -------     -------       -------      -------
Effect of exchange rate changes on cash
                                                                 --------      -------     -------       -------      -------

Net increase/(decrease) in cash and temporary
 cash investments from above activities                            (1,331)       6,886          19         4,994           (6)
Cash and temporary cash investments, beginning of year              2,856        7,870                       705           43
                                                                 --------      -------     -------       -------      -------
Cash and temporary cash investments, end of year                $   1,525     $ 14,756    $     19      $  5,699     $     37
                                                                 ========      =======     =======       =======      =======

Supplemental Disclosure:
 Interest and preferred dividends paid                                                                     1,591          268
 Income taxes paid (refunded)                                   $   7,613     $   (668)   $      -      $ (6,032)    $ 10,322
                                                                 ========      =======     =======       =======      =======
 New capital lease obligations incurred
 Common stock dividends declared but not paid

The notes to the consolidated financial statements of GPU, JCP&L, Met-Ed and Penelec, which are incorporated by reference from the respective annual reports on Form 10-K for the year ended December 31, 2000, are an integral part of the consolidating financial statements.

                                                                  62





                                                                 GPU, Inc. and Subsidiary Companies
                                                                Consolidating Statement of Cash Flows
                                                         For the Twelve Months Ended December 31, 2000
                                                 ------------------------------------------------------------
                                                                                   (In Thousands)
                                                                      GPU                 GPU              GPU          MYR
                                                                  International          Power           Capital        Group
                                                                      Inc.                Inc.             Inc.         Inc.
                                                                  ------------        -----------        ---------     ------

Operating Activities:                                              (unaudited)        (unaudited)       (unaudited)  (unaudited)
 Net income                                                       $  33,868           $   8,634        $ (206,038)   $   9,557
  Adjustments to reconcile income to cash provided:
   Equity in earnings of subsidiaries
   Depreciation and amortization                                       (594)              6,232           163,587        8,539
   Provision for doubtful accounts                                                                          1,606
   Regulatory assets, net
   Amortization of property under capital leases
   Gain on restructured supply agreement                            (42,781)
   PaPUC restructuring rate order
   (Gain)/loss on sale of investments                                                                     369,110         (925)
   Equity in undistributed (earnings)/losses of
    affiliates, net of distributions received                         1,878              (8,006)           19,853
   Deferred income taxes and investment tax credits, net             12,581              (1,922)           35,512        2,137
   Deferred costs, net
 Changes in working capital:
   Receivables                                                        4,734              (5,777)         (164,450)     (20,184)
   Materials and supplies                                               (75)                               15,015
   Special deposits and prepayments                                  11,099              (5,199)           51,043
   Payables and accrued liabilities                                 (12,160)              1,235           (61,225)         748
   Due to/from affiliates                                            (1,432)                389              (122)      (3,392)
 Nonutility generation contract buyout costs
 Other, net                                                          11,702               8,078            31,734         (301)
                                                                   --------            --------         ---------      -------
   Net cash provided (required) by operating activities              18,820               3,664           255,625       (3,821)
                                                                   --------            --------         ---------      -------
Investing Activities:
 Acquisitions, net of cash acquired                                                                                     (4,452)
 Capital expenditures and investments                                (6,763)               (182)         (213,171)      (3,883)
 Proceeds from sale of investments                                                                      1,158,437        1,088
 Proceeds from sale of nonutility generation trusts
 Contributions to decommissioning trusts
 Trust fund established for repayment of debt                                                            (112,634)
 Other, net                                                           1,095                  20             4,448
                                                                   --------            --------          --------      -------
   Net cash provided/(required) by investing activities              (5,668)               (162)          837,080       (7,247)
                                                                   --------            --------          --------      -------
Financing Activities:
 Issuance of long-term debt                                                                                75,954
 Retirement of long-term debt                                                            (6,809)         (964,277)
 Increase (Decrease) in notes payable, net                                                               (210,346)      10,591
 Redemption of preferred stock of subsidiaries
 Capital lease principal payments
 Reacquisition of common stock Dividends paid on common stock
 Dividends paid on common stock - Internal                          (26,110)                             (345,000)
 Dividends paid on preferred stock
Capital stock paid in capital                                                                             400,000        6,054
                                                                   --------            --------         ---------      -------

   Net cash provided (required) by financing activities             (26,110)             (6,809)       (1,043,669)      16,645
                                                                   --------            --------         ---------      -------
Effect of exchange rate changes on cash                                                       8           (23,945)
                                                                   --------            --------         ---------      -------

Net increase (decrease) in cash and temporary
 cash investments from above activities                             (12,958)             (3,299)           25,091        5,577
Cash and temporary cash investments, beginning of year               12,958              24,925           310,229        1,718
                                                                   --------            --------         ---------      -------

Cash and temporary cash investments, end of year                  $                   $  21,626        $  335,320        7,295
                                                                   ========            ========         =========      =======
Supplemental Disclosure:
 Interest and preferred dividends paid                            $     692           $   4,661        $  326,561    $     797
                                                                   ========            ========         =========      =======
 Income taxes paid (refunded)                                     $  (6,863)          $   2,904        $  (43,174)   $   6,909
                                                                   ========            ========         =========      =======
 New capital lease obligations incurred
 Common stock dividends declared but not paid

The notes to the consolidated financial statements of GPU, JCP&L, Met-Ed and Penelec, which are incorporated by reference from the respective annual reports on Form 10-K for the year ended December 31, 2000 are an integral part of the consolidating financial statements.

                                                                  63


Exhibits

A.    Annual Reports
      --------------

      The following documents are incorporated by reference:

A-1 GPU, Inc. - Annual Report on Form 10-K for 2000 (File No. 1-6047) Jersey Central Power & Light Company - Annual Report on Form 10-K for 2000 (File No. 1-3141)
      Metropolitan Edison Company - Annual Report on Form 10-K for 2000 (File No.2-27099)
      Pennsylvania Electric Company - Annual Report on Form 10-K for 2000 (File No.1-3522)

B.    Certificates of Incorporation, Articles of Incorporation, By-Laws,
      -------------------------------------------------------------------
      Partnership Agreements and Other Organizational Documents
      ---------------------------------------------------------

      GPU, GPU Advanced  Resources,  GPU Telcom,  GPUS,  GPUN,  GPU  Diversified
      --------------------------------------------------------------------------
      Holdings and GPU Enertech Holdings
      ----------------------------------

B-1   Articles of  Incorporation of GPU, Inc., as amended through March 27, 1990
      - incorporated by reference to Exhibit 3-A to GPU's Annual Report on Form 10-K for 1989, File No. 1-6047.

B-2 Articles of Amendment to Articles of Incorporation of GPU, Inc., dated as of May 5, 1995 - incorporated by reference to Exhibit A-4, Certificate Pursuant to Rule 24, File No. 70-8569.

B-3 Articles of Incorporation of GPU, Inc. as amended August 1, 1996 - incorporated by reference to Exhibit 3-A-2 to GPU, Inc.'s Annual Report on Form 10-K for 1996, File No. 1-6047.

B-4 Articles of Incorporation of GPUS, as amended through April 27, 1994 - incorporated by reference to Exhibit A-1 to Application on Form U-1, File No. 70-4990.

B-5 Articles of Incorporation of GPUS, as amended through August 1, 1996 - incorporated by reference to Exhibit B-5 to GPU, Inc.'s Annual Report on Form U5S for the year 1996, File No. 30-126.

B-6 Certificate of Incorporation of GPUN, dated as of September 5, 1980 - incorporated by reference to Exhibit A-1 to Application on Form U-1, File No. 70-6443.

B-7 Certificate of Amendment to the Certificate of Incorporation of GPUN dated August 1, 1996 - incorporated by reference to Exhibit B-7 to GPU, Inc.'s Annual Report on Form U5S for the year 1996, File No. 30-126.

B-8 Articles of Incorporation of Saxton Nuclear Experimental Corporation (Saxton) dated as of March 29, 1974 - incorporated by reference to Exhibit B-12 to GPU, Inc.'s Annual Report on Form U5S for the year 1988, File No. 30-126.

B-9 Amended By-Laws of GPUS, dated as of January 1, 1999 - incorporated by reference to Exhibit B-12 to GPU, Inc.'s Annual Report on Form U5S for the year 1999, File No. 30-126.

B-10 Amended By-Laws of GPUN, dated as of April 29, 1993 - incorporated by reference to Exhibit 3-A to GPU, Inc.'s Annual Report on Form 10K for 1993, File No.1-6047.

Exhibits
--------

      GPU,  GPU  Advanced  Resources,  GPU Telcom,  GPUS,  GPUN GPU  Diversified
      --------------------------------------------------------------------------
      Holdings and GPU Enertech Holdings
      ----------------------------------

B-11 Certificate of Incorporation of GPU Energy Services, Inc., dated as of September 13, 1996- incorporated by reference to Exhibit B-15 to GPU, Inc.'s Annual Report on Form U5S for the year 1997, File No. 30-126.

B-12 Certificate of Amendment of Certificate of Incorporation of GPU Energy Services, Inc., dated as of January 15, 1997 to change the name of the company to GPU Advanced Resources, Inc- incorporated by reference to Exhibit B-16 to GPU Inc.'s Annual Report on Form U5S for the year 1997, File No. 30-126.

B-13 By-Laws of GPU Advanced Resources, Inc., dated as of March 6, 1997-incorporated by reference to Exhibit B-17 to GPU Inc.'s Annual Report on Form U5S for the year 1997, File No. 30-126.

B-14 Certificate of Incorporation of GPU Telcom Services, Inc., dated as of September 13, 1996- incorporated by reference to Exhibit B-18 to GPU, Inc.'s Annual Report on Form U5S for the year 1997, File No. 30-126.

B-15 By-Laws of GPU Telcom Services, Inc., dated as of March 6, 1997-incorporated by reference to Exhibit B-19 to GPU, Inc.'s Annual Report on Form U5S for the year 1997, File No. 30-126.

B-16 Amended By-Laws of Saxton, dated as of March 30, 1984 - incorporated by reference to Exhibit A-1(e) to Application on Form U-1, File No. 70-7398.

B-17 Amendment to Section 37 of the By-Laws of Saxton, dated as of August 27, 1987 - incorporated by reference to Exhibit A-2(b), Certificate Pursuant to Rule 24, File No. 70-7398.

B-18  By-Laws of GPU, Inc. as amended May 6, 1999 - incorporated by reference to
      Exhibit 3-B of GPU, Inc.'s Annual Report on Form 10-K for the year 1999, File No. 1-6047.

B-19 Agreement and Plan of Merger, dated August 8, 2000 between FirstEnergy Corp. and GPU, Inc. - incorporated by reference to Exhibit (c)1, August 11, 2000 Current Report on Form 8-K SEC File No. 1-6047.

B-20 Certificate of Formation of GPU Diversified Holdings, LLC dated August 3, 2000

B-21 Limited Liability Company Agreement of GPU Diversified Holdings LLC dated December 12, 2000.

B-22 Certificate of Incorporation of GPU Enertech Holdings, Inc. dated February 22, 2000.

B-23  By-Laws of GPU Enertech Holdings, Inc. dated February 22. 2000.

Exhibits
--------

      JCP&L
      -----

B-24 Restated Certificate of Incorporation of JCP&L, dated as of May 26, 1982 - incorporated by reference to Exhibit 3-A to JCP&L's Annual Report on Form 10-K for 1990, File No. 1-3141.

B-25 Certificate of Amendment to Restated Certificate of Incorporation of JCP&L, dated as of June 19, 1992 - incorporated by reference to Exhibit A-2(a), Certificate Pursuant to Rule 24, File No. 70-7949.

B-26 Certificate of Amendment to Restated Certificate of Incorporation of JCP&L, dated as of June 19, 1992 - incorporated by reference to Exhibit A-2(a)(i), Certificate Pursuant to Rule 24, File No. 70-7949.

B-27 Certificate of Incorporation of JCP&L Preferred Capital, Inc., dated as of February 21, 1995 - incorporated by reference to Exhibit A-1, Application on Form U-1, File No. 70-8495.

B-28 Amended By-Laws of JCP&L, dated as of May 25, 1993 - incorporated by reference to Exhibit 3-B to JCP&L's Annual Report on Form 10-K for 1993, File No. 1-3141.

B-29  By-Laws of JCP&L Preferred Capital, Inc., dated as of February 21, 1995
      - incorporated by reference to Exhibit A-2, Application on Form U-1, File No. 70-8495.

B-30 Amended and Restated Limited Partnership Agreement of JCP&L Capital, L.P., dated as of May 11, 1995 - incorporated by reference to Exhibit A-5(a), Certificate Pursuant to Rule 24, File No. 70-8495.

B-31 Action Creating Series A Preferred Securities of JCP&L Capital, L.P., dated as of May 11, 1995 - incorporated by reference to Exhibit A-6(a), Certificate Pursuant to Rule 24, File No. 70-8495.

B-32 Payment and Guarantee Agreement of JCP&L, dated as of May 18, 1995 - incorporated by reference to Exhibit B-1(a), Certificate Pursuant to Rule 24, File No. 70-8495.

B-33 Certificate of Incorporation of JCP&L Transition Holdings, Inc. dated Feruary 24, 2000.

B-34  By-Laws of JCP&L Transition Holdings, Inc. dated February 24, 2000.

B-35 Certificate of Incorporation of JCP&L Transition, Inc. dated February 24, 2000.

B-36  By-Laws of JCP&L Transition, Inc. dated February 24, 2000.

B-37 Certificate of Formation of JCP&L Transition Funding LLC dated February 24, 2000.

B-38 Limited Liability Company Agreement fo JCP&L Transition Funding LLC dated February 24, 2000.

Exhibits
--------

      Met-Ed
      ------

B-39 Articles of Incorporation of York Haven Power Company, dated as of December 18, 1967 - incorporated by reference to Exhibit B-15 to GPU, Inc.'s Annual Report on Form U5S for the year 1988, File No. 30-126.

B-40 Certificate of Incorporation of Met-Ed Preferred Capital, Inc., dated as of May 6, 1994 - incorporated by reference to Exhibit 3-C to Registration Statement on Form S-3, Registration No. 33-53673.

B-41 Amended By-Laws of York Haven Power Company, dated as of January 1, 1985 - incorporated by reference to Exhibit A-1(d), Application on Form U-1, File No. 70-7398.

B-42 Amendment to Section 29 of the By-Laws of York Haven Power Company, dated as of September 8, 1987 - incorporated by reference to Exhibit A-2(a), Certificate Pursuant to Rule 24, File No. 70-7398.

B-43 By-Laws of Met-Ed Preferred Capital, Inc., dated as of May 6, 1994 - incorporated by reference to Exhibit A-2, Application on Form U-1, File No. 70-8401.

B-44 Amended and Restated Limited Partnership Agreement of Met-Ed Capital, L.P., dated as of August 16, 1994 - incorporated by reference to Exhibit A-5(a), Certificate Pursuant to Rule 24, File No. 70-8401.

B-45 Certificate of Incorporation of Met-Ed Preferred Capital II, Inc., dated as of September 1, 1998- incorporated by reference to Exhibit 3-C, Registration Statement on Form S-3, SEC Registration Nos. 333-62967, 333-62967-01 and 333-62967-02.

B-46 By-Laws of Met-Ed Preferred Capital II, Inc., dated as of September 1, 1998- incorporated by reference to Exhibit 3-D, Registration Statement on Form S-3, SEC Registration Nos. 333-62967, 333-62967-01 and 333-62967-02.

B-47 Certificate of Limited Partnership of Met-Ed Capital II, L.P., dated as of September 1, 1998-incorporated by reference to Exhibit 3E, Registration Statement on Form S-3, SEC Registration Nos. 333-62967, 333-62967-01 and 333-62967-02.

B-48 Certificate of Business Trust Registration of Met-Ed Capital Trust, dated as of September 1,1998- incorporated by reference to Exhibit 4-K, Registration Statement on Form S-3, SEC Registration Nos. 333-62967, 333-62967-01, and 333-62967-02.

B-49 Restated Articles of Incorporation of Met-Ed dated March 8, 1999 - incorporated by reference to Exhibit 3-E of Met-Ed's Annual Report on Form 10-K for the year 1999, File No. 1-446.

B-50  Payment  and  Guarantee  Agreement  of  Met-Ed,   dated  May  28,  1999  -
      incorporated by reference to Exhibit B-1(a), Certificate Pursuant to Rule 24, File No. 70-9329.

Exhibits
--------

      Met-Ed
      ------

B-51 Amendment No. 1 to Payment and Guarantee Agreement of Met-Ed, dated November 23, 1999 - incorporated by reference to Exhibit 4-H of Met-Ed's Annual Report on Form 10-K for the year 1999, File No. 1-446.

B-52 Amended By-Laws of Met-Ed as of May 16, 2000 - incorporated by reference to Exhibit 3-F of Met-Ed's Annual Report on Form 10-K for the year 2000, File No. 2-27099.


      Penelec
      -------

B-53 Articles of Incorporation of Nineveh Water Company (formerly Penelec Water Company), dated as of May 22, 1920 - incorporated by reference to Exhibit B-36 to GPU, Inc.'s Annual Report on Form U5S for the year 1988, File No. 30-126.

B-54 Certificate of Incorporation of Penelec Preferred Capital, Inc., dated as of May 9, 1994 - incorporated by reference to Exhibit 3-C to Registration Statement on Form S-3, Registration No. 33-53677.

B-55 By-Laws of Nineveh Water Company, dated as of May 22, 1920 - incorporated by reference to Exhibit A-1(c), Application on Form U-1, File No. 70-7398.

B-56 Amendment to Article V, Section 6 of the By-Laws of Nineveh Water Company, dated as of August 27, 1987 - incorporated by reference to Exhibit A-1
      (c), Certificate Pursuant to Rule 24, File No. 70-7398.

B-57 By-Laws of Penelec Preferred Capital, Inc., dated as of May 9, 1994 - incorporated by reference to Exhibit A-2, Application on Form U-1, File No. 70-8403.

B-58 Amended and Restated Limited Partnership Agreement of Penelec Capital, L.P., dated as of June 27, 1994 - incorporated by reference to Exhibit A-5(a), Certificate Pursuant to Rule 24, File No. 70-8403.

B-59 Payment and Guarantee Agreement of Penelec, dated June 16, 1999 - incorporated by reference to Exhibit B-1(a), Certificate Pursuant to Rule 24, File No. 70-9327.

B-60 Amendment No. 1 to Payment and Guarantee Agreement of Penelec, dated November 23, 1999 - incorporated by reference to Exhibit 4-J of Penelec's Annual Report on Form 10-K for the year 1999, File No. 1-3522.

B-61 Certificate of Incorporation of Penelec Preferred Capital II, Inc., dated as of August 20, 1998- incorporated by reference to Exhibit 3-C, Registration Statement on Form S-3, SEC Registration Nos. 333-62295, 333-62295-01 and 333-62295-02.

B-62 By-Laws of Penelec Preferred Capital II, Inc., dated as of August 20, 1998- incorporated by reference to Exhibit 3-D, Registration Statement on Form S-3, SEC Registration Nos. 333-62295, 333-62295-01 and 333-62295-02.

Exhibits
--------

      Penelec
      -------

B-63 Certificate of Limited Partnership of Penelec Capital II, L.P., dated as of August 20, 1998- incorporated by reference to Exhibit 3-E, Registration Statement on Form S-3, SEC Registration Nos. 333-62295, 333-62295-01 and 333-62295-02.

B-64 Certificate of Business Trust Registration of Penelec Capital Trust, dated as of August 20, 1998- incorporated by reference to Exhibit 4-J, Registration Statement on Form S-3, SEC Registration Nos. 333-62295, 333-62295-01 and 333-62295-02.

B-65 Restated Articles of Incorporation of Penelec dated March 8, 1999 - incorporated by reference to Exhibit 3-G of Penelec's Annual Report on Form 10-K for the year 1999, File No. 1-3522.

B-66 Amended By-Laws of Penelec, dated as of May 16, 2000 - incorporated by reference to Exhibit 3-H of Penelec's Annual Report on Form 10-K for the year 2000, File No. 1-3522.


      GPU Electric & GPU Power
      ------------------------

B-67 Articles of Incorporation of North Canadian Power, Inc., dated as of November 21, 1989 - incorporated by reference to Exhibit B-13 to GPU, Inc.'s Annual Report on Form U5S for the year 1994, File No. 30-126.

B-68 Certificate of Amendment of Articles of Incorporation of North Canadian Power, Inc., dated as of May 18, 1994, to change to name of the company to NCP Energy, Inc. - incorporated by reference to Exhibit B-14 to GPU, Inc.'s Annual Report on Form U5S for the year 1994, File No. 30-126.

B-69 Articles of Incorporation of ADA Management Corporation, dated as of November 20, 1990 - incorporated by reference to Exhibit B-20 to GPU, Inc.'s Annual Report on Form U5S for the year 1994, File No. 30-126.

B-70 Certificate of Amendment of Articles of Incorporation of ADA Management Corporation, dated as of July 31, 1993 to change the name of the company to Commerce Cogeneration Corporation - incorporated by reference to Exhibit B-21 to GPU, Inc.'s Annual Report on Form U5S for the year 1994, File No. 30-126.

B-71 Certificate of Amendment of Articles of Incorporation of Commerce Cogeneration Corporation, dated as of July 31, 1993 to change the name of the company to NCP ADA Power, Inc. - incorporated by reference to Exhibit B-22 to GPU, Inc.'s Annual Report on Form U5S for the year 1994, File No. 30-126.

B-72  Certificate of Incorporation of EI Power, Inc., dated as of March 15, 1994
      - incorporated by reference to Exhibit B-41 to GPU, Inc.'s Annual Report on Form U5S for the year 1994, File No. 30-126.

Exhibits
--------

      GPU Electric & GPU Power
      ------------------------

B-73 Certificate of Amendment of Certificate of Incorporation of EI Power, Inc., dated as of August 1, 1996 to change the name of the company to GPU Power, Inc. - incorporated by reference to Exhibit B-77 to GPU, Inc.'s Annual Report on Form U5S for the year 1996, Form No. 30-126.

B-74 Certificate of Incorporation of Bermuda Hundred Energy, Inc., dated as of July 25, 1989 - incorporated by reference to Exhibit B-12 to GPU, Inc.'s Annual Report on Form U5S for the year 1989, File No. 30-126

B-75 Certificate of Amendment to Certificate of Incorporation of Bermuda Hundred Energy, Inc., dated as of March 16, 1993 - incorporated by reference to Exhibit B-12-1 to GPU, Inc.'s Annual Report on Form U5S for the year 1992, File No. 30-126.

B-76 Certificate of Amendment of the Certificate of Incorporation of Bermuda Hundred Energy, Inc., dated as of March 16, 1993 to change the name of the corporation to Hanover Energy Corporation - incorporated by reference to Exhibit B-14 to GPU, Inc.'s Annual Report on Form U5S for the year 1993, File No. 30-126.

B-77 Certificate of Incorporation of EI Power (China) II, Inc., dated as of September 20, 1994 - incorporated by reference to Exhibit B-47 to GPU, Inc.'s Annual Report on Form U5S for the year 1994, File No. 30-126.

B-78 Certificate of Incorporation of EI Power (China) III, Inc., dated as of September 20, 1994 - incorporated by reference to Exhibit B-47 to GPU, Inc.'s Annual Report on Form U5S for the year 1994, File No. 30-126.

B-79 Certificate of Incorporation of Austin Cogeneration Corporation, dated as of January 27, 1995 - incorporated by reference to Exhibit B-79 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

B-80 Certificate of Incorporation of Guaracachi America, Inc., dated as of July 13, 1995 - incorporated by reference to Exhibit B-80 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

B-81 By-Laws of Incorporation of EI Services Colombia, Ltda. (Public Deed No. 2798), dated as of August 11, 1995 - incorporated by reference to Exhibit B-81 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

B-82 Amendment to the By-Laws of Incorporation of EI Services Colombia, Ltda. dated as of August 9, 1996 to change the name of the company to GPU International Latin America, Ltda. (subsequently renamed GPUI Colombia, Ltda.) - incorporated by reference to Exhibit B-88 to GPU, Inc.'s Annual Report on Form U5S for the year 1996, File No. 30-126.

Exhibits
--------

      GPU Electric & GPU Power
      ------------------------

B-83 By-Laws of Incorporation of Empresa Guaracachi S.A., effective as of July 13, 1995 - incorporated by reference to Exhibit B-82 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

B-84 Certificate of Incorporation of EI Barranquilla, Inc., dated as of July 10, 1995 - incorporated by reference to Exhibit B-83 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

B-85  By-Laws of Incorporation of Termobarranquilla S.A. (Public Deed No.
      9994), dated as of October 14, 1994 - incorporated by reference to Exhibit B-84 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

B-86 Certificate of Incorporation of Barranquilla Lease Holding, Inc., dated as of August 7, 1995 - incorporated by reference to Exhibit B-85 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

B-87 Certificate of Incorporation of Los Amigos Leasing Company, Ltd., dated as of August 18, 1995 - incorporated by reference to Exhibit B-86 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

B-88 Certificate of Incorporation of International Power Advisors, Inc., dated as of August 14, 1995 - incorporated by reference to Exhibit B-87 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

B-89 Certificate of Incorporation of Colombian Installations, Inc., dated as of September 8, 1995 - incorporated by reference to Exhibit B-88 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

B-90 Certificate of Amendment of Certificate of Incorporation of Colombian Installations, Inc., dated as of August 26, 1996 to change the name of the company to GPU Power Philippines, Inc. - incorporated by reference to Exhibit B-96 to GPU, Inc.'s Annual Report on Form U5S for the year 1996, File No. 30-126.

B-91 Certificate of Incorporation of EI Energy, Inc., dated as of October 18, 1995 - incorporated by reference to Exhibit B-89 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

B-92 Certificate of Amendment of Certificate of Incorporation of EI Energy, Inc., dated as of August 1, 1996 to change the name of the company to GPU Electric, Inc. - incorporated by reference to Exhibit B-98 to GPU, Inc.'s Annual Report on Form U5S for the year 1996, File No. 30-126.

B-93 Certificate of Incorporation of Victoria Electric, Inc., dated as of October 18, 1995 - incorporated by reference to Exhibit B-90 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

Exhibits
--------

      GPU Electric & GPU Power
      ------------------------

B-94 Certificate of Incorporation of Victoria Electric Holdings, Inc., dated as of June 17, 1996 - incorporated by reference to Exhibit B-102 to GPU, Inc.'s Annual Report on Form U5S for the year 1996, File No. 30-126.

B-95 Certificate of Incorporation of EI UK Holdings, Inc., dated as of April 30, 1996 - incorporated by reference to Exhibit B-103 to GPU, Inc.'s Annual Report on Form U5S for the year 1996, File No. 30-126.

B-96 Memorandum and Articles of Association of Avon Energy Partners Holdings, dated as of May 2, 1996 - incorporated by reference to Exhibit B-104 to GPU, Inc.'s Annual Report on Form U5S for the year 1996, File No. 30-126.

B-97 Memorandum and Articles of Association of Avon Energy Partners plc, dated as of April 29, 1996 - incorporated by reference to Exhibit B-105 to GPU, Inc.'s Annual Report on Form U5S for the year 1996, File No. 30-126.

B-98 Memorandum of Association of Midlands Electricity plc, dated as of March 9, 1989 - incorporated by reference to Exhibit B-106 to GPU, Inc.'s Annual Report on Form U5S for the year 1996, File No. 30-126.

B-99 Articles of Association of Midlands Electricity plc, adopted on December 13, 1996 - incorporated by reference to Exhibit B-107 to GPU, Inc.'s Annual Report on Form U5S for the year 1996, File No. 30-126.

B-100 Certificate  of Filing of Amended  Articles of  Incorporation  of Magellan
      Utilities Development Corporation, adopted on March 14, 1994- incorporated by reference to Exhibit B-108 to GPU, Inc.'s Annual Report on Form U5S for the year 1996, File No. 30-126.

B-101 By-Laws of North Canadian Power, Inc. (subsequently renamed NCP Energy,
      Inc.), adopted as of December 27, 1989 - incorporated by reference to Exhibit B-70 to GPU, Inc.'s Annual Report on Form U5S for the year 1994, File No. 30-126.

B-102 By-Laws of Commerce Cogeneration  Corporation,  as amended through October
      3, 1992 (formerly known as ADA Management Corporation) - subsequently renamed NCP ada Power, Inc. - incorporated by reference to Exhibit B-76 to GPU, Inc.'s Annual Report on Form U5S for the year 1994, File No. 30-126.

B-103 By-Laws of EI Cayman (subsequently renamed EI International),  dated as of
      June 16, 1993 - incorporated by reference to Exhibit B-87 to GPU, Inc.'s Annual Report on Form U5S for the year 1994, File No. 30-126.

B-104 By-Laws of EI Power, Inc. (subsequently renamed GPU Power, Inc.), dated as of May 2, 1994 - incorporated by reference to Exhibit B-89 to GPU, Inc.'s Annual Report on Form U5S for the year 1994, File No. 30-126.

Exhibits
--------

      GPU Electric & GPU Power
      ------------------------

B-105 Amended By-Laws of Hanover Energy  Corporation  (formerly  Bermuda Hundred
      Energy, Inc.), dated as of March 16, 1993 - incorporated by reference to Exhibit B-32 to GPU, Inc.'s Annual Report on Form U5S for the year 1992, File No. 30-126.

B-106 By-Laws of EI Power (China) II, Inc., adopted as of September 22, 1994 - incorporated by reference to Exhibit B-93 to GPU, Inc.'s Annual Report on Form U5S for the year 1994, File No. 30-126.

B-107 By-Laws of EI Power (China) III, Inc., adopted as of September 22, 1994 - incorporated by reference to Exhibit B-94 to GPU, Inc.'s Annual Report on Form U5S for the year 1994, File No. 30-126.

B-108 By-Laws of Austin Cogeneration Corporation, adopted as of January 27, 1995
      - incorporated by reference to Exhibit B-123 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

B-109 By-Laws of Guaracachi America, Inc., adopted as of July 13, 1995 - incorporated by reference to Exhibit B-124 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

B-110 By-Laws of EI Barranquilla, Inc., adopted as of December 29, 1995 - incorporated by reference to Exhibit B-125 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

B-111 By-Laws of Barranquilla Lease Holding, Inc., adopted as of December 29,
      1995 - incorporated by reference to Exhibit B-126 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

B-112 By-Laws of Los Amigos Leasing Company, Ltd., dated as of August 18,
      1995 - incorporated by reference to Exhibit B-127 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

B-113 By-Laws of International Power Advisors, Inc., adopted as of August 16,
      1995 - incorporated by reference to Exhibit B-128 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

B-114 By-Laws of Colombian Installations, Inc. (subsequently renamed GPU
      Power Philippines, Inc.), adopted as of September 9, 1995 - incorporated by reference to Exhibit B-129 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

B-115 By-Laws of EI Energy, Inc. (subsequently renamed GPU Electric, Inc.), dated as of October 20, 1995 - incorporated by reference to Exhibit B-130 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

B-116 By-Laws of Victoria Electric, Inc., adopted as of October 20, 1995 - incorporated by reference to Exhibit B-131 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

Exhibits
--------

      GPU Electric & GPU Power
      ------------------------

B-117 By-Laws of Victoria Electric Holdings, Inc., adopted as of June 17,
      1996 - incorporated by reference to Exhibit B-149 to GPU Inc.'s Annual Report on Form U5S for the year 1996, File No. 30-126.

B-118 By-Laws of EI UK Holdings, Inc., adopted as of April 30, 1996 - incorporated by reference to Exhibit B-150 to GPU Inc.'s Annual Report on Form U5S for the year 1996, File No. 30-126.

B-119 Certificate of Filing of Amended By-Laws of Magellan Utilities Development
      Corporation adopted on September 29, 1994- incorporated by reference to Exhibit B-151 to GPU, Inc.'s Annual Report on Form U5S for the year 1996, File No. 30-126.

B-120 Memorandum  of  Association  of 2322120 Nova Scotia  Limited,  dated as of
      December 22, 1993 - incorporated by reference to Exhibit B-35 to GPU, Inc.'s Annual Report on Form U5S for the year 1994, File No. 30-126.

B-121 Certificate  of Amendment of the Memorandum of Association of 2322120 Nova
      Scotia Limited, dated as of February 17, 1994 to change the name of the company to EI Services Canada Limited - incorporated by reference to Exhibit B-36 to GPU, Inc.'s Annual Report on Form U5S for the year 1994, File No. 30-126.

B-122 Memorandum  of  Association  of 2322133 Nova Scotia  Limited,  dated as of
      December 22, 1993 - incorporated by reference to Exhibit B-31 to GPU, Inc.'s Annual Report on Form U5S for the year 1994, File No. 30-126.

B-123 Certificate  of Amendment of the Memorandum of Association of 2322133 Nova
      Scotia Limited, dated as of February 17, 1994 to change the name of the company to EI Canada Holding Limited - incorporated by reference to Exhibit B-32 to GPU, Inc.'s Annual Report on Form U5S for the year 1994, File No. 30-126.

B-124 Memorandum  of   Association  of  EI  Cayman   (subsequently   renamed  EI
      International), dated as of June 16, 1993 - incorporated by reference to Exhibit B-39 to GPU, Inc.'s Annual Report on Form U5S for the year 1994, File No. 30-126.

B-125 Memorandum of Association of EI Australia Services Pty Ltd.,
      (subsequently renamed GPU International Australia Pty Ltd.), effective as of October 26, 1995 - incorporated by reference to Exhibit B-142 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

B-126 Articles of Association of 2322133 Nova Scotia Limited (subsequently renamed EI Canada Holding Limited), adopted as of December 22, 1993 - incorporated by reference to Exhibit B-83 to GPU, Inc.'s Annual Report on Form U5S for the year 1994, File No. 30-126.

Exhibits
--------

      GPU Electric & GPU Power
      ------------------------

B-127 Articles of Association of 2322120 Nova Scotia Limited (subsequently renamed EI Services Canada Limited), adopted as of December 22, 1993 - incorporated by reference to Exhibit B-85 to GPU, Inc.'s Annual Report on Form U5S for the year 1994, File No. 30-126.

B-128 Articles of Association of EI Australia Services Pty Ltd.,
      (subsequently renamed GPU International Australia Pty Ltd.), adopted as of October 26, 1995 - incorporated by reference to Exhibit B-148 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

B-129 Amendment to By-Laws of Incorporation of Termobarranquilla S.A. (Public
      Deed No. 1198), dated as of February 24, 1995 - incorporated by reference to Exhibit B-160 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

B-130 Amendment to By-Laws of Incorporation of Termobarranquilla S.A. (Public
      Deed No. 1198), dated as of February 24, 1995 - incorporated by reference to Exhibit B-160 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

B-131 Amendment to By-Laws of Incorporation of Termobarranquilla S.A. (Public
      Deed No. 6455), dated as of October 4, 1995 - incorporated by reference to Exhibit B-161 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

B-132 Amendment to By-Laws of Incorporation of Termobarranquilla S.A. (Public
      Deed No. 2093), dated as of April 6, 1995 - incorporated by reference to Exhibit B-162 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

B-133 Amendment to By-Laws of Incorporation of Termobarranquilla S.A. (Public
      Deed No. 5777), dated as of September 5, 1995 - incorporated by reference to Exhibit B-163 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

B-134 Certificate of Amendment of Articles of Association of EI Cayman, dated as of July 10, 1995 to change the name of the company to EI International - incorporated by reference to Exhibit B-164 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

B-135 Amendment to the Certificate of Incorporation of GPU  International  Latin
      America Ltda., dated as of March 6, 1997, to change the name of the company to GPUI Colombia Ltda. - incorporated by reference to Exhibit B-191 to GPU, Inc.'s Annual Report on Form U5S for the year 1997, File No.30-126.

B-136 Certificate of Incorporation of GPU Australia Holdings, Inc. dated as of September 29, 1997 - incorporated by reference to Exhibit B-192 to GPU, Inc.'s Annual Report on Form U5S for the year 1997, File No. 30-126.

Exhibits
--------

      GPU Electric & GPU Power
      ------------------------

B-137 By-Laws of GPU Australia Holdings, Inc., dated as of September 29, 1997 - incorporated by reference to Exhibit B-193 to GPU, Inc.'s Annual Report on Form U5S for the year 1997, File No. 30-126.

B-138 Certificate of Incorporation of Austran Holdings, Inc., dated as of
      September 29, 1997 - incorporated by reference to Exhibit B-194 to GPU, Inc.'s Annual Report on Form U5S for the year 1997, File No. 30-126.

B-139 Amended and Restated Certificate of Incorporation of Austran Holdings,
      Inc., dated as of October 9, 1997 - incorporated by reference to Exhibit B-195 to GPU, Inc.'s Annual Report on Form U5S for the year 1997, File No. 30-126.

B-140 By-Laws of Austran Holdings, Inc. adopted as of September 29, 1997 - incorporated by reference to Exhibit B-196 to GPU, Inc.'s Annual Report on Form U5S for the year 1997, File No. 30-126.

B-141 Certificate of Incorporation of GPU Power Ireland, Inc., dated October
      14, 1997 - incorporated by reference to Exhibit B-199 to GPU, Inc.'s Annual Report on Form U5S for the year 1997, File No. 30-126.

B-142 By-Laws of GPU Power Ireland, Inc. adopted as of October 14, 1997 - incorporated by reference to Exhibit B-200 to GPU, Inc.'s Annual Report on Form U5S for the year 1997, File No. 30-126.

B-143 Certificate of Amendment to the Certificate of Registration of EI
      Australia Services Pty Ltd. to GPU International Australia Pty. Ltd. dated as of October 14, 1996 - incorporated by reference to Exhibit B-205 to GPU, Inc.'s Annual Report on Form U5S for the year 1997, File No. 30-126.

B-144 Certificate of Incorporation of GPU Capital,Inc., dated October 8, 1998 - incorporated by reference to Exhibit B-198 to GPU, Inc.'s Annual Report on Form U5S for the year 1999, File No. 30-126.

B-145 By-Laws of GPU Capital, Inc. adopted as of October 8, 1998 - incorporated by reference to Exhibit B-199 to GPU, Inc.'s Annual Report on Form U5S for the year 1999, File No. 30-126.

B-146 Articles of Association of GPU do Brasil Ltda., dated March 10, 1998 - incorporated by reference to Exhibit B-200 to GPU, Inc.'s Annual Report on Form U5S for the year 1999, File No. 30-126.

B-147 By-Laws of GPU Sao Paulo S.A. adopted as of March 10, 1998 - incorporated by reference to Exhibit B-201 to GPU, Inc.'s Annual Report on Form U5S for the year 1999, File No. 30-126.

B-148 Memorandum  and Articles of Association of GPU GasNet Pty Ltd. dated as of
      June 16, 1998 - incorporated by reference to Exhibit B-202 to GPU, Inc.'s Annual Report on Form U5S for the year 1999, File No. 30-126.

Exhibits
--------

      GPU Electric & GPU Power
      ------------------------

B-149 Memorandum  and  Articles of  Association  of GPU GasNet  Trading Pty Ltd.
      dated as of June 16, 1998 - incorporated by reference to Exhibit B-203 to GPU, Inc.'s Annual Report on Form U5S for the year 1999, File No. 30-126.

B-150 Certificate of Incorporation of GPU Brasil,  Inc., dated February 25, 1998
      - incorporated by reference to Exhibit B-207 to GPU, Inc.'s Annual Report on Form U5S for the year 1999, File No. 30-126.

B-151 By-Laws  of  GPU  Brasil,   Inc.,  adopted  as  of  February  25,  1998  -
      incorporated by reference to Exhibit B-208 to GPU, Inc.'s Annual Report on Form U5S for the year 1999, File No. 30-126.

B-152 Certificate of Incorporation of GPU International Asia, Inc., dated
      January 9, 1997 - incorporated by reference to Exhibit B-209 to GPU, Inc.'s Annual Report on Form U5S for the year 1999, File No. 30-126.

B-153 By-Laws of GPU International Asia, Inc., adopted as of January 10, 1997 - incorporated by reference to Exhibit B-210 to GPU, Inc.'s Annual Report on Form U5S for the year 1999, File No. 30-126..

B-154 Certificate of Incorporation of GPU Argentina Holdings, Inc., dated
      December 18, 1998 - incorporated by reference to Exhibit B-211 to GPU, Inc.'s Annual Report on Form U5S for the year 1999, File No. 30-126.

B-155 By-Laws of GPU Argentina Holdings, Inc., adopted as of December 18, 1998 - incorporated by reference to Exhibit B-212 to GPU, Inc.'s Annual Report on Form U5S for the year 1999, File No. 30-126.

B-156 Certificate of Incorporation of GPU Solar, Inc., dated November 5, 1997 - incorporated by reference to Exhibit B-213 to GPU, Inc.'s Annual Report on Form U5S for the year 1999, File No. 30-126.

B-157 By-Laws of GPU Solar, Inc., adopted as of November 5, 1997 - incorporated by reference to Exhibit B-214 to GPU, Inc.'s Annual Report on Form U5S for the year 1999, File No. 30-126.

B-158 Certificate of Merger of GPU Solar, L.L.C. and GPU Solar, Inc., dated
      January 7, 1997 - incorporated by reference to Exhibit B-215 to GPU, Inc.'s Annual Report on Form U5S for the year 1999, File No. 30-126.

B-159 Association of Notaries of Empresa Distribuidora Electrica Regional,
      S.A. - incorporated by reference to Exhibit B-204 to GPU, Inc.'s Annual Report on Form U5S for the year 1999, File No. 30-126.

B-160 Articles of Association of Avon Energy Partners plc, adopted as of January
      19, 2000 - incorporated by reference to Exhibit B-205 to GPU, Inc.'s Annual Report on Form U5S for the year 1999, File No. 30-126.

Exhibits
--------

      GPU Electric & GPU Power
      ------------------------

B-161 Articles of Association of Avon Energy  Partners  Holdings,  adopted as of
      January 19, 2000 - incorporated by reference to Exhibit B-206 to GPU, Inc.'s Annual Report on Form U5S for the year 1999, File No. 30-126

B-162 Articles of Association of GPU Argentina  Services  S.R.L.,  dated January
      15, 1999 - incorporated by reference to Exhibit B-207 to GPU, Inc.'s Annual Report on Form U5S for the year 1999, File No. 30-126

B-163 By-Laws of VicGas  Holdings,  Inc. - incorporated  by reference to Exhibit
      B-208 to GPU, Inc.'s Annual Report on Form U5S for the year 1999, File No. 30-126

B-164 Certificate of Incorporation of VicGas Holdings, Inc. - incorporated by reference to Exhibit B-209 to GPU, Inc.'s Annual Report on Form U5S for the year 1999, File No. 30-126

B-165 Articles of Association of Midlands Electricity plc, adopted as of January
      19, 2000 - incorporated by reference to Exhibit B-210 to GPU, Inc.'s Annual Report on Form U5S for the year 1999, File No. 30-126

B-166 Certificate of Registration  on Change of Name of  Transmission  Pipelines
      Australia (Assets) Pty Limited, dated November 3, 1997 - incorporated by reference to Exhibit B-211 to GPU, Inc.'s Annual Report on Form U5S for the year 1999, File No. 30-126

B-167 Constitution of Transmission Pipelines Australia (Assets) Pty Limited dated, June 1999 - incorporated by reference to Exhibit B-212 to GPU, Inc.'s Annual Report on Form U5S for the year 1999, File No. 30-126


      MYR Group
      ---------

B-168 Restated  Certificate  of  Incorporation  of The L.E.  Myers Company as of
      April 29, 1982.

B-169 By-Laws of the L.E. Myers Company as Amended and Restated on May 15, 1996.

B-170 Certificate of Incorporation of MYRcom, Inc. dated April 20, 1999.

B-171 MYRcom, Inc. Subscription Agreement dated as of April 20, 1999.

B-172 MYRcom,  Inc.  - Written  Consent  in Lieu of  Organizational  Meeting  of
      Incorporators dated as of April 20, 1999.

B-173 By-Laws of MYRcom, Inc. dated as of April 20, 1999.

B-174 Articles of Incorporation of Sturgeon Electric Company, Inc. dated
      August 20, 1974.

B-175 Certificate of Merger of Sturgeon Electric Company, Inc., a Colorado
      Corporation into Sturgeon Electric Company, Inc. a Michigan Corporation dated August 30, 1974.

Exhibits
--------

      MYR Group
      ---------

B-176 Agreement and Plan of Merger - Sturgeon Electric Company, Inc., a
      Colorado Corporation into Sturgeon Electric Company, Inc., a Michigan Corporation dated dated August 30, 1974.

B-177 Certificate of Merger of Harsub, Inc. into Sturgeon Electric Company,
      Inc. dated September 26, 1974.

B-178 Plan of Merger of Sturgeon Electric Company, Inc. and Harsub, Inc.
      dated September 4, 1974.

B-179 By-Laws of Sturgeon Electric Company, Inc. as Amended and Restated on
      May 15, 1996.

B-180 Certificate of Incorporation of MYRpower, Inc. dated April 18, 2000.

B-181 Subscription Agreement - MYRpower, Inc. dated April 19, 2000.

B-182 MYRpower, Inc. Written Consent in Lieu of Organizational Meeting of
      Incorporators dated April 19, 2000.

B-183 By-Laws of MYRpower, Inc. dated April 19, 2000.

B-184 Articles of  Incorporation  of Harlan Electric  Company dated December 26,
      1940.

B-185 By-Laws of Harlan  Electric  Company as Amended  and  Restated  on May 15,
      1996.

B-186 Articles of Incorporation of ComTel Technology, Inc. dated March 23,
      1983.

B-187 By-Laws of ComTel Technology dated March 23, 1983.

b-188 Articles of Incorporation of Power Piping Company dated October 31, 1963.

B-189 By-Laws of Power Piping Company as Amended and Restated on May 15, 1996.

B-190 Articles of Incorporation of D.W.Close Company, Inc. dated February 16,
      1979.

B-191 By-Laws of D.W. Close Company, Inc. dated February 16, 1979.

B-192 Restated Certificate of Incorporation of MYR Group, Inc. dated December
      14, 1995.

B-193 Certificate of Amendment of Amended and Restated Certificate of
      Incorporation of MYR Group, Inc. dated May 23, 1996.

B-194 Certificate of Amendment of Amended and Restated Certificate of
      Incorporation of MYR Group, Inc. dated May 10, 1999.

Exhibits
--------

      MYR Group
      ---------

B-195 Certificate of Ownership and Merger Merging GPX Acquisition Corporation
      With and Into MYR Group, Inc. dated April 26, 2000.

B-196 Amended and Restated Certificate of Incorporation of MYR Group, Inc.

B-197 By-Laws of MYR Group, Inc.

B-198 Articles of Amendment to the Articles of Incorporation of Alvarado-
      Martinez Construction Management Corporation (Great Southwestern Construction, Inc.) dated June 28, 1977.

B-199 Articles of Incorporation  of  Alvarado-Martinez  Construction  Management
      Corporation (Great Southwestern Construction, Inc) dated June 15, 1977.

B-200 Articles of Amendment to the Articles of Incorporation of Alvarado-
      Martinez Construction Management Corporation (Great Southwestern Construction, Inc.) dated November 13, 1980.

B-201 By-Laws  of  the  Alvarado-Martinez  Construction  Management  Corporation
      (Great Southwestern Construction, Inc.)

B-202 Articles of Incorporation of Hawkeye Construction, Inc. dated September
      5, 1984.

B-203 By-Laws of Hawkeye Construction, Inc. dated September 5, 1984.


      GPU, GPUS & GPUN
      ----------------

C-1 Credit Agreement between GPUS and First National Bank of Chicago, dated as of March 27, 1996 - incorporated by reference to Exhibit B-2, Certificate Pursuant to Rule 24, File No. 70-8793.

C-2 Performance Units Agreement Under the 1990 Stock Plan for Employees of GPU and Subsidiaries - 1998 Agreement - incorporated by reference to Exhibit 10-CC to GPU, Inc.'s Annual Report on Form 10K for the year 1998, File No. 1-6047.

C-3 Incentive Compensation Plan for Elected Officers of GPU Service, Inc., as amended and restated June 4, 1998 - incorporated by reference to Exhibit C-5 to GPU, Inc.'s Annual Report on Form U5S for the year 1999, File No. 30-126.

C-4 Incentive Compensation Plan for Elected Officers of GPU Nuclear, Inc., dated as of February 6, 1997 - incorporated by reference to Exhibit C-6 to GPU, Inc.'s Annual Report on Form U5S for the year 1996, File No. 30-126.

C-5 Employee Incentive Compensation Plan of GPU Service, Inc., dated as of December 1, 1998 - incorporated by reference to Exhibit C-8 to GPU, Inc.'s Annual Report on Form U5S for the year 1999, File No. 30-126.

Exhibits
--------

      GPU, GPUS & GPUN
      ----------------

C-6 Employee Incentive Compensation Plan of GPU Nuclear Inc., dated as of April 1, 1995 - incorporated by reference to Exhibit C-8 to GPU Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

C-7 GPU Service, Inc. Supplemental and Excess Benefits Plan, as amended July 1, 1999 - incorporated by reference to Exhibit C-8 to GPU Inc.'s Annual Report on Form U5S for the year 1999, File No. 30-126.

C-8 GPU Service, Inc. Supplemental and excess Benefits Plan, as amended August 8, 2000.

C-9 GPU Nuclear, Inc. Supplemental and Excess Benefits Plan, as amended June 5, 1997 - incorporated by reference to Exhibit C-11 to GPU, Inc.'s Annual Report on Form U5S for the year 1997, File No. 30-126.

C-10 Deferred Remuneration Plan for Outside Directors of GPU Nuclear Inc., as amended June 5, 1997 - incorporated by reference to Exhibit C-14 to GPU, Inc.'s Annual Report on Form U5S for the year 1997, File No. 30-126.

C-11 Senior Executive Life Insurance Program, dated as of May 3, 1989 - incorporated by reference to description contained on pages 13-14 of GPU, Inc.'s 1992 definitive proxy statement, File No. 1-6047.

C-12 Supplemental Extraordinary Medical Expense Plan for Certain GPU System Officers, as amended through February 28, 1992 - incorporated by reference to Exhibit 10-M to GPU, Inc.'s Annual Report on Form 10-K for the year 1992, File No. 1-6047.

C-13 Form of 1998 Stock Option Agreement under the 1990 Stock Plan for Employees of GPU, Inc. and Subsidiaries - incorporated by reference to
      Exhibit 10-BB to GPU, Inc.'s Annual Report on Form 10-K for the year 1998, File No. 1-6047.

C-14 Severance Protection Agreement for Fred D. Hafer, dated November 5, 1998 - incorporated by reference to Exhibit C-24 to GPU, Inc.'s Annual Report on Form U5S for the year 1999, File No. 30-126.

C-15 Severance Protection Agreement for Ira H. Jolles, dated November 5, 1998 - incorporated by reference to Exhibit C-25 to GPU, Inc.'s Annual Report on Form U5S for the year 1999, File No. 30-126.

C-16 Severance Protection Agreement for Thomas G. Broughton, dated November 5, 1998 - incorporated by reference to Exhibit C-26 to GPU, Inc.'s Annual Report on Form U5S for the year 1999, File No. 30-126.

C-17 Severance Protection Agreement for Carole B. Snyder, dated November 30, 1998 - incorporated by reference to Exhibit C-27 to GPU, Inc.'s Annual Report on Form U5S for the year 1999, File No. 30-126.

C-18  Severance  Protection Agreement for Bruce L. Levy, dated December 16, 1998
      - incorporated by reference to Exhibit C-28 to GPU, Inc.'s Annual Report on Form U5S for the year 1999, File No. 30-126.

Exhibits
--------

      GPU, GPUS & GPUN
      ----------------

C-19 Severance Protection Agreement for Michael J. Chesser, dated April 17, 2000 - incorporated by reference to Exhibit C-23 to GPU, Inc.'s Annual Report on Form U5S for the year 1999, File No. 30-126.

C-20 Supplemental Pension Agreement for Michael J. Chesser, dated April 17, 2000 - incorporated by reference to Exhibit C-24 to GPU, Inc.'s Annual Report on Form U5S for the year 1999, File No. 30-126.

C-21 Letter agreement dated August 7, 1997 relating to terms of employment and pension benefits for I. H. Jolles - incorporated by reference to
      Exhibit 10-O, 1997 Annual Report on Form 10-K, SEC File No. 1-6047.

C-22 Amended and Restated GPU System Companies Master Directors' Benefits Protection Trust effective June 1, 1999 - incorporated by reference to
      Exhibit 10-T of GPU, Inc.'s Annual Report on Form 10-K for the year 1999, File No. 1-6047.

C-23 Amended and Restated GPU System Companies Master Executives' Benefits Protection Trust effective June 1, 1999 - incorporated by reference to
      Exhibit 10-U of GPU, Inc.'s Annual Report on Form 10-K for the year 1999, File No. 1-6047.

C-24 GPU, Inc. 1990 Stock Plan for Employees of GPU, Inc. and Subsidiaries as amended and restated to reflect amendments through June 3, 1999 - incorporated by reference to Exhibit 10-V of GPU, Inc.'s Annual Report on Form 10-K for the year 1999, File No. 1-6047.

C-25 Form of 1999 Stock Option Agreement under the 1990 Stock Plan for Employees of GPU, Inc. and Subsidiaries - incorporated by reference to
      Exhibit 10-W of GPU, Inc.'s Annual Report on Form 10-K for the year 1999, File No. 1-6047.

C-26 Form of 1999 Performance Units Agreement under the 1990 Stock Plan for Employees of GPU, Inc. and Subsidiaries - incorporated by reference to
      Exhibit 10-X of GPU, Inc.'s Annual Report on Form 10-K for the year 1999, File No. 1-6047.

C-27 Letter agreement dated February 23, 2000 relating to terms and conditions of the supplemental pension for Robert L. Wise - incorporated by reference to Exhibit 10-Y of GPU, Inc.'s Annual Report on Form 10-K for the year 1999, File No. 1-6047.

C-28 Severance Protection Agreement for Robert L. Wise, as amended and restated, dated February 23, 2000 - incorporated by reference to Exhibit 10-EE of GPU, Inc.'s Annual Report on Form 10-K for the year 1999, File No. 1-6047.

C-29 Letter Agreement with Charles M. Brennan III and Byron D. Nelson, dated December 21, 1999 - incorporated by reference to exhibit (c) (2) to GPU, Inc.'s Schedule 14D-1 Tender Offer Statement, File No. 1-6047.

Exhibits
--------

      GPU, GPUS & GPUN
      ----------------

C-30 Forms of Estate Enhancement Program Agreements - incorporated by reference to Exhibit 10-JJ of GPU, Inc.'s Annual Report on Form 10-K for the year 1999, File No. 1-6047.

C-31 Agreement and Plan of Merger by and among GPU, Inc., MYR Group Inc. and GPX Acquisition Corp. - Incorporated by reference to Exhibit (c) (1) to GPU, Inc.'s. Schedule 14D-1 Tender Offer Statement, File No. 1-6047.

C-32 Amended GPU System Companies Deferred Compensation Plan, dated as of August 8, 2000 - incorporated by reference to Exhibit 10-A on GPU Inc.'s Annual Report on Form 10-K for the year 2000, File No. 1-6047.

C-33 Letter agreement with I.H. Jolles dated August 8, 2000 - incorporated by reference to Exhibit 10-L on GPU, Inc.'s Annual Report on Form 10-K for the year 2000, File No. 1-6047.

C-34 Amended and restated Restricted Stock Plan for GPU, Inc.'s Outside Directors dated as of August 8, 2000 - incorporated by reference to
      Exhibit 10-M on GPU, Inc.'s Annual Report on Form 10-K for the year 2000, File No. 1-6047.

C-35 Amended and restated Retirement Plan for Outside Directors of GPU, Inc. dated as of August 8, 2000 - incorporated by reference to Exhibit 10-N on GPU, Inc.'s Annual Report on Form 10-K for the year 2000, File No. 1-6047.

C-36 Amended and restated Deferred Remuneration Plan for GPU, Inc.'s Outside Directors dated as of August 8, 2000 - incorporated by reference to
      Exhibit 10-O on GPU, Inc.'s Annual Report on Form 10-K for the year 2000, File No. 1-6047.

C-37 Form of 2000 Stock Option Agreement under the 1990 Stock Plan for Employees of GPU, Inc. and Subsidiaries - incorporated by reference to
      Exhibit 10-W on GPU, Inc.'s Annual Report on Form 10-K for the year 2000, File No. 1-6047.

C-38 Form of 2000 Performance Units Agreement under the 1990 Stock Plan for Employees of GPU, Inc. and Subsidiaries - incorporated by reference to
      Exhibit 10-X on GPU, Inc.'s Annual Report on Form 10-K for the year 2000, File No. 1-6047.

C-39 Amended Deferred Stock Unit Plan for GPU, Inc. Outside Directors dated as of August 8, 2000 - incorporated by reference to Exhibit 10-Y on GPU, Inc.'s Annual Report on Form 10-K for the year 2000, File No. 1-6047.

C-40 Amendment to Deferred Stock Unit Plan for GPU, Inc. Outside Directors dated as of April 5, 2001.

C-41  Amendment to GPU, Inc. 1990 Stock Plan dated as of April 5, 2001.

Exhibits
--------

      GPU, GPUS & GPUN
      ----------------

C-42 Form of 2000 MYR Group, Inc. Performance Units Agreement under the 1990 Stock Plan for Employees of GPU, Inc. and Subsidiaries - incorporated by reference to Exhibit 10-Z on GPU, Inc.'s Annual Report on Form 10-K for the year 2000, File No. 1-6047.

C-43 GPU, Inc. Stock Option and Restricted Stock Plan for MYR Group, Inc. Employees amended as of April 5, 2001.

C-44 Amended GPU Companies Supplemental Executive Retirement Plan, dated as of August 9, 2000 - incorporated by reference to Exhibit 10-EE on GPU, Inc.'s Annual Report on Form 10-K for the year 2000, File No. 1-6047.

      Instruments Defining the Rights of Security Holders, Including
      Indentures

C-45 Indenture of GPU, Inc., dated as of December 1, 2000 with United States Trust Company of New York - incorporated by reference to Exhibit 4-L of GPU, Inc.'s Annual Report on Form 10-K for the year 2000, File No. 1-6047.

      JCP&L
      -----

      Instruments Defining the Rights of Security Holders, Including
      --------------------------------------------------------------
      Indentures
      ----------

C-46 Indenture, dated as of March 1, 1946, with United States Trust Company of New York, Successor Trustee, - incorporated by reference to JCP&L's Instruments of Indebtedness No. 1 filed as part of Amendment No. 1 to GPU, Inc.'s Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

C-47 First Supplemental Indenture, dated as of December 1, 1948 - incorporated by reference to JCP&L's Instruments of Indebtedness No. 2 filed as part of Amendment No. 1 to GPU, Inc.'s Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

C-48 Second Supplemental Indenture, dated as of April 1, 1953 - incorporated by reference to JCP&L's Instruments of Indebtedness No. 3 filed as part of Amendment No. 1 to GPU, Inc.'s Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

C-49 Third Supplemental Indenture, dated as of June 1, 1954 - incorporated by reference to JCP&L's Instruments of Indebtedness No. 4 filed as part of Amendment No. 1 to GPU, Inc.'s Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

Exhibits
--------

      JCP&L
      -----

C-50 Fourth Supplemental Indenture, dated as of May 1, 1955 - incorporated by reference to JCP&L's Instruments of Indebtedness No. 5 filed as part of Amendment No. 1 to GPU, Inc.'s Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

C-51 Fifth Supplemental Indenture, dated as of August 1, 1956 - incorporated by reference to JCP&L's Instruments of Indebtedness No. 6 filed as part of Amendment No. 1 to GPU, Inc.'s Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

C-52 Sixth Supplemental Indenture, dated as of July 1, 1957 - incorporated by reference to JCP&L's Instruments of Indebtedness No. 7 filed as part of Amendment No. 1 to GPU, Inc.'s Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

C-53 Seventh Supplemental Indenture, dated as of July 1, 1959 - incorporated by reference to JCP&L's Instruments of Indebtedness No. 9 filed as part of Amendment No. 1 to GPU, Inc.'s Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

C-54 Eighth Supplemental Indenture, dated as of June 1, 1960 - incorporated by reference to JCP&L's Instruments of Indebtedness No. 10 filed as part of Amendment No. 1 to GPU, Inc.'s Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

C-55 Ninth Supplemental Indenture, dated as of November 1, 1962 - incorporated by reference to Exhibit 2-C, Registration No. 2-20732.

C-56 Tenth Supplemental Indenture, dated as of October 1, 1963 - incorporated by reference to Exhibit 2-C, Registration No. 2-21645.

C-57  Eleventh   Supplemental   Indenture,   dated  as  of  October  1,  1964  -
      incorporated by reference to Exhibit 5-A-3, Registration No. 2-59785.

C-58  Twelfth   Supplemental   Indenture,   dated  as  of  November  1,  1965  -
      incorporated by reference to Exhibit 5-A-4, Registration No. 2-59785.

C-59  Thirteenth  Supplemental   Indenture,   dated  as  of  August  1,  1966  -
      incorporated by reference to Exhibit 4-C, Registration No. 2-25124.

C-60 Fourteenth Supplemental Indenture, dated as of September 1, 1967 - incorporated by reference to Exhibit 5-A-6, Registration No. 2-59785.

C-61  Fifteenth  Supplemental   Indenture,   dated  as  of  October  1,  1968  -
      incorporated by reference to Exhibit 5-A-7, Registration No. 2-59785.

Exhibits
--------

      JCP&L
      -----

C-62  Sixteenth  Supplemental   Indenture,   dated  as  of  October  1,  1969  -
      incorporated by reference to Exhibit 5-A-8, Registration No. 2-59785.

C-63  Seventeenth   Supplemental   Indenture,   dated  as  of  June  1,  1970  -
      incorporated by reference to Exhibit 5-A-9, Registration No. 2-59785.

C-64 Eighteenth Supplemental Indenture, dated as of December 1, 1970 - incorporated by reference to Exhibit 5-A-10, Registration No. 2-59785.

C-65 Nineteenth Supplemental Indenture, dated as of February 1, 1971 - incorporated by reference to Exhibit 5-A-11, Registration No. 2-59785.

C-66  Twentieth  Supplemental  Indenture,   dated  as  of  November  1,  1971  -
      incorporated by reference to Exhibit 5-A-12, Registration No. 2-59875.

C-67 Twenty-first Supplemental Indenture, dated as of August 1, 1972 - incorporated by reference to Exhibit 5-A-13, Registration No. 2-59785.

C-68 Twenty-second Supplemental Indenture, dated as of August 1, 1973 - incorporated by reference to Exhibit 5-A-14, Registration No. 2-59785.

C-69 Twenty-third Supplemental Indenture, dated as of October 1, 1973 - incorporated by reference to Exhibit 5-A-15, Registration No. 2-59785.

C-70 Twenty-fourth Supplemental Indenture, dated as of December 1, 1973 - incorporated by reference to Exhibit 5-A-16, Registration No. 2-59785.

C-71 Twenty-fifth Supplemental Indenture, dated as of November 1, 1974 - incorporated by reference to Exhibit 5-A-17, Registration No. 2-59785.

C-72  Twenty-sixth  Supplemental  Indenture,   dated  as  of  March  1,  1975  -
      incorporated by reference to Exhibit 5-A-18, Registration No. 2-59785.

C-73 Twenty-seventh Supplemental Indenture, dated as of July 1, 1975 - incorporated by reference to Exhibit 5-A-19, Registration No. 2-59785.

C-74 Twenty-eighth Supplemental Indenture, dated as of October 1, 1975 - incorporated by reference to Exhibit 5-A-20, Registration No. 2-59785.

C-75 Twenty-ninth Supplemental Indenture, dated as of February 1, 1976 - incorporated by reference to Exhibit 5-A-21, Registration No. 2-59785.

C-76 Supplemental Indenture No. 29A, dated as of May 31, 1976 - incorporated by reference to Exhibit 5-A-22, Registration No. 2-59785.

C-77 Thirtieth Supplemental Indenture, dated as of June 1, 1976 - incorporated by reference to Exhibit 5-A-23, Registration No. 2-59785.

C-78  Thirty-first   Supplemental   Indenture,   dated  as  of  May  1,  1977  -
      incorporated by reference to Exhibit 5-A-24, Registration No. 2-59785.

Exhibits
--------

      JCP&L
      -----

C-79 Thirty-second Supplemental Indenture, dated as of January 20, 1978 - incorporated by reference to Exhibit 5-A-25, Registration No. 2-60438.

C-80 Thirty-third Supplemental Indenture, dated as of January 1, 1979 - incorporated by reference to Exhibit A-20(b), Certificate Pursuant to Rule 24, File No. 70-6242.

C-81  Thirty-fourth   Supplemental  Indenture,  dated  as  of  June  l,  1979  -
      incorporated by reference to Exhibit A-28, Certificate Pursuant to Rule 24, File No. 70-6290.

C-82 Thirty-sixth Supplemental Indenture, dated as of October 1, 1979 - incorporated by reference to Exhibit A-30, Certificate Pursuant to Rule 24, File No. 70-6354.

C-83 Thirty-seventh Supplemental Indenture, dated as of September 1, 1984 - incorporated by reference to Exhibit A-1(cc), Certificate Pursuant to Rule 24, File No. 70-7001.

C-84  Thirty-eighth   Supplemental  Indenture,  dated  as  of  July  1,  1985  -
      incorporated by reference to Exhibit A-1(dd), Certificate Pursuant to Rule 24, File No. 70-7109.

C-85  Thirty-ninth  Supplemental  Indenture,   dated  as  of  April  1,  1988  -
      incorporated by reference to Exhibit A-1(a), Certificate Pursuant to Rule 24, File No. 70-7263.

C-86 Fortieth Supplemental Indenture, dated as of June 14, 1988 - incorporated by reference to Exhibit A-1(ff), Certificate Pursuant to Rule 24, File No. 70-7603.

C-87  Forty-first   Supplemental  Indenture,   dated  as  of  April  1,  1989  -
      incorporated by reference to Exhibit A-1(gg), Certificate Pursuant to Rule 24, File No. 70-7603.

C-88  Forty-second   Supplemental  Indenture,   dated  as  of  July  1,  1989  -
      incorporated by reference to Exhibit A-1(hh), Certificate Pursuant to Rule 24, File No. 70-7603.

C-89  Forty-third   Supplemental   Indenture,   dated  as  of   March  1,   1991
      -incorporated by reference to Exhibit 4-A-35, Registration No. 33-45314.

C-90  Forty-fourth  Supplemental  Indenture,   dated  as  of  March  1,  1992  -
      incorporated by reference to Exhibit 4-A-36, Registration No. 33-49405.

C-91 Forty-fifth Supplemental Indenture, dated as of October 1, 1992 - incorporated by reference to Exhibit 4-A-37, Registration No. 33-49405.

C-92  Forty-sixth   Supplemental  Indenture,   dated  as  of  April  1,  1993  -
      incorporated by reference to Exhibit C-15 to GPU, Inc.'s Annual Report on Form U5S for the year 1992, File No. 30-126.

Exhibits
--------

      JCP&L
      -----

C-93 Forty-seventh Supplemental Indenture, dated as of April 10, 1993 - incorporated by reference to Exhibit C-16 to GPU, Inc.'s Annual Report on Form U5S for the year 1992, File No. 30-126.

C-94 Forty-eighth Supplemental Indenture, dated as of April 15, 1993 - incorporated by reference to Exhibit C-17 to GPU, Inc.'s Annual Report on Form U5S for the year 1992, File No. 30-126.

C-95 Forty-ninth Supplemental Indenture, dated as of October 1, 1993 - incorporated by reference to Exhibit C-18 to GPU, Inc.'s Annual Report on Form U5S for the year 1993, File No. 30-126.

C-96 Fiftieth Supplemental Indenture, dated as of August 1, 1994 - incorporated by reference to Exhibit C-19 of GPU, Inc.'s Annual Report on Form U5S for the year 1994, File No. 30-126.

C-97 Fifty-first Supplemental Indenture of JCP&L, dated August 15, 1996 - incorporated by reference to Exhibit 4-A-43 of GPU, Inc.'s Annual Report on Form 10-K for 1996, File No. 1-6047.

C-98 Fifty-second Supplemental Indenture of JCP&L dated July 1, 1999 - incorporated by reference to Item 16, Exhibit 4-B-44 of Registration No. 333-88783.

C-99 Fifty-third Supplemental Indenture of JCP&L dated November 1, 1999 - incorporated by reference to Exhibit 4-A-45 of JCP&L's Annual Report on Form 10-K for the year 1999, File No. 1-3141.

C-100 Subordinated Debenture Indenture, dated as of May 1, 1995 - incorporated by reference to Exhibit A-8(a), Certificate Pursuant to Rule 24, File No. 70-8495.

C-101 Senior Note Indenture between JCP&L and United States Trust Company of New
      York, dated July 1, 1999 - incorporated by reference to Exhibit 4-A of Registration No. 333-78717.

      Other
      -----

C-102 Incentive  Compensation  Plan for Elected Officers of JCP&L dated February
      6, 1997 incorporated by reference to Exhibit C-74 to GPU, Inc.'s Annual Report on Form U5S for the year 1996, File No. 30-126.

C-103 Employee Incentive Compensation Plan of JCP&L, dated as of April 1, 1995 - incorporated by reference to Exhibit 10-D to GPU, Inc.'s Annual Report on Form 10-K for the year 1995, File No. 1-6047.

C-104 JCP&L Supplemental and Excess Benefits Plan dated June 5, 1997 - incorporated by reference to Exhibit 10-K to JCP&L's Annual Report on Form 10-K for the year 1997, File No. 1-3141.

Exhibits
--------

      JCP&L
      -----

C-105 Amended and restated  Deferred  Remuneration Plan for Outside Directors of
      JCP&L  effective  as of August  8, 2000 -  incorporated  by  reference  to
      Exhibit 10-H to JCP&L's Annual Report on Form 10-K for the year 2000, File No. 1-3141.


      Met-Ed
      ------

      Instruments Defining the Rights of Security Holders, Including
      --------------------------------------------------------------
      Indentures
      ----------

C-106 Indenture, dated as of November 1, 1944, with United States Trust Company of New York, Successor Trustee, - incorporated by reference to Met-Ed's Instruments of Indebtedness No. 1 filed as part of Amendment No. l to GPU, Inc.'s Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

C-107 Supplemental Indenture, dated as of February 1, 1947 - incorporated by reference to Met-Ed's Instruments of Indebtedness No. 2 filed as part of Amendment No. 1 to GPU, Inc.'s Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

C-108 Supplemental Indenture, dated as of May 20, 1947 - incorporated by reference to Met-Ed's Instruments of Indebtedness No. 3 filed as part of Amendment No. 1 to GPU, Inc.'s Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

C-109 Supplemental Indenture, dated as of September 1, 1947 - incorporated by reference to Met-Ed's Instruments of Indebtedness No. 4 filed as part of Amendment No. 1 to GPU, Inc.'s Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

C-110 Supplemental Indenture, dated as of September 1, 1948 - incorporated by reference to Met-Ed's Instruments of Indebtedness No. 5 filed as part of Amendment No. 1 to GPU, Inc.'s Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

C-111 Supplemental Indenture, dated as of October 4, 1949 - incorporated by reference to Met-Ed's Instruments of Indebtedness No. 6 filed as part of Amendment No. 1 to GPU, Inc.'s Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

C-112 Supplemental Indenture, dated as of February 1, 1950 - incorporated by reference to Met-Ed's Instruments of Indebtedness No. 7 filed as part of Amendment No. 1 to GPU, Inc.'s Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

C-113 Supplemental Indenture, dated as of July 19, 1950 - incorporated by reference to Met-Ed's Instruments of Indebtedness No. 8 filed as part of Amendment No. 1 to GPU, Inc.'s Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

Exhibits
--------

      Met-Ed
      ------

C-114 Supplemental Indenture, dated as of December 1, 1950 - incorporated by reference to Met-Ed's Instruments of Indebtedness No. 9 filed as part of Amendment No. 1 to GPU, Inc.'s Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

C-115 Supplemental Indenture, dated as of March 1, 1952 - incorporated by reference to Met-Ed's Instruments of Indebtedness No. 10 filed as part of Amendment No. 1 to GPU, Inc.'s Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

C-116 Supplemental Indenture, dated as of May 1, 1953 - incorporated by reference to Met-Ed's Instruments of Indebtedness No. 11 filed as part of Amendment No. 1 to GPU, Inc.'s Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

C-117 Supplemental Indenture, dated as of July 1, 1954 - incorporated by reference to Met-Ed's Instruments of Indebtedness No. 12 filed as part of Amendment No. 1 to GPU, Inc.'s Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

C-118 Supplemental Indenture, dated as of October 1, 1954 - incorporated by reference to Met-Ed's Instruments of Indebtedness No. 13 filed as part of Amendment No. 1 to GPU, Inc.'s Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

C-119 Supplemental Indenture, dated as of June 1, 1957 - incorporated by reference to Met-Ed's Instruments of Indebtedness No. 14 filed as part of Amendment No. 1 to GPU, Inc.'s Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

C-120 Supplemental Indenture, dated as of May 1, 1960 - incorporated by reference to Met-Ed's Instruments of Indebtedness No. 16 filed as part of Amendment No. 1 to GPU, Inc.'s Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

C-121 Supplemental Indenture, dated as of December 1, 1962 - incorporated by reference to Exhibit 2-E(1), Registration No. 2-59678.

C-122 Supplemental Indenture, dated as of March 20, 1964 - incorporated by reference to Exhibit 2-E(2), Registration No. 2-59678.

C-123 Supplemental Indenture, dated as of July 1, 1965 - incorporated by reference to Exhibit 2-E(3), Registration No. 2-59678.

C-124 Supplemental Indenture, dated as of June 1, 1966 - incorporated by reference to Exhibit 2-B-4, Registration No. 2-24883.

C-125 Supplemental Indenture, dated as of March 22, 1968 - incorporated by reference to Exhibit 4-C-5, Registration No. 2-29644.

Exhibits
--------

      Met-Ed
      ------

C-126 Supplemental Indenture, dated as of September 1, 1968 - incorporated by reference to Exhibit 2-E(6), Registration No. 2-59678.

C-127 Supplemental Indenture, dated as of August 1, 1969 - incorporated by reference to Exhibit 2-E(7), Registration No. 2-59678.

C-128 Supplemental Indenture, dated as of November 1, 1971 - incorporated by reference to Exhibit 2-E(8), Registration No. 2-59678.

C-129 Supplemental Indenture, dated as of May 1, 1972 - incorporated by reference to Exhibit 2-E(9), Registration No. 2-59678.

C-130 Supplemental Indenture, dated as of December 1, 1973 - incorporated by reference to Exhibit 2-E(10), Registration No. 2-59678.

C-131 Supplemental Indenture, dated as of October 30, 1974 - incorporated by reference to Exhibit 2-E(11), Registration No. 2-59678.

C-132 Supplemental Indenture, dated as of October 31, 1974 - incorporated by reference to Exhibit 2-E(12), Registration No. 2-59678.

C-133 Supplemental Indenture, dated as of March 20, 1975 - incorporated by reference to Exhibit 2-E(13), Registration No. 2-59678.

C-134 Supplemental Indenture, dated as of September 25, 1975 - incorporated by reference to Exhibit 2-E(15), Registration No. 2-59678.

C-135 Supplemental Indenture, dated as of January 12, 1976 - incorporated by reference to Exhibit 2-E(16), Registration No. 2-59678.

C-136 Supplemental Indenture, dated as of March 1, 1976 - incorporated by reference to Exhibit 2-E(17), Registration No. 2-59678.

C-137 Supplemental Indenture, dated as of September 28, 1977 - incorporated by reference to Exhibit 2-E(18), Registration No. 2-62212.

C-138 Supplemental Indenture, dated as of January 1, 1978 - incorporated by reference to Exhibit 2-E(19), Registration No. 2-62212.

C-139 Supplemental Indenture, dated as of September 1, 1978 - incorporated by reference to Exhibit 4-A(19), Registration No. 33-48937.

C-140 Supplemental Indenture, dated as of June 1, 1979 - incorporated by reference to Exhibit 4-A(20), Registration No. 33-48937.

C-141 Supplemental Indenture, dated as of January l, 1980 - incorporated by reference to Exhibit 4-A(21), Registration No. 33-48937.

C-142 Supplemental Indenture, dated as of September 1, 1981 - incorporated by reference to Exhibit 4-A(22), Registration No. 33-48937.

Exhibits
--------

       Met-Ed
       ------

C-143 Supplemental Indenture, dated as of September 10, 1981 - incorporated by reference to Exhibit 4-A(23), Registration No. 33-48937.

C-144 Supplemental Indenture, dated as of December 1, 1982 - incorporated by reference to Exhibit 4-A(24), Registration No. 33-48937.

C-145 Supplemental Indenture, dated as of September 1, 1983 - incorporated by reference to Exhibit 4-A(25), Registration No. 33-48937.

C-146 Supplemental Indenture dated as of September 1, 1984 - incorporated by reference to Exhibit 4-A(26), Registration No. 33-48937.

C-147 Supplemental Indenture, dated as of March 1, 1985 - incorporated by reference to Exhibit 4-A(27), Registration No. 33-48937.

C-148 Supplemental Indenture, dated as of September l, 1985 - incorporated by reference to Exhibit 4-A(28), Registration No. 33-48937.

C-149 Supplemental Indenture, dated as of June 1, 1988 - incorporated by reference to Exhibit 4-A(29), Registration No. 33-48937.

C-150 Supplemental Indenture, dated as of April 1, 1990 - incorporated by reference to Exhibit 4-A(30), Registration No. 33-48937.

C-151 Amendment,  dated as of May 22, 1995,  to  Supplemental  Indenture  (dated
      April  1,  1990)  -   incorporated   by  reference  to  Exhibit   4-A(31),
      Registration No. 33-48937.

C-152 Supplemental Indenture, dated as of September 1, 1992 - incorporated by reference to Exhibit 4-A(32)(a), Registration No. 33-48937.

C-153 Supplemental Indenture, dated as of December 1, 1993 - incorporated by reference to Exhibit C-58 to GPU, Inc.'s Annual Report on Form U5S for the year 1993, File No. 30-126.

C-154 Supplemental Indenture, dated as of July 15, 1995 - incorporated by reference to Exhibit 4-B-35 to Met-Ed's Annual Report on Form 10-K for the year 1995, File No. 1-446.

C-155 Supplemental Indenture, dated August 15, 1996 - incorporated by reference to Exhibit 4-B-35 to Met-Ed's Annual Report on Form 10-K for 1996, File No. 1-446.

C-156 Supplemental  Indenture,  dated May 1, 1997 - incorporated by reference to
      Exhibit 4-B-36 to Met-Ed's Annual Report on Form 10-K for 1997, File No. 1-4446.

C-157 Indenture between Met-Ed and United States Trust Company of New York dated
      May 1, 1999 - incorporated by reference to Exhibit A-11(a), Certificate Pursuant to Rule 24, File No. 70-9329.

Exhibits
--------

      Met-Ed
      ------

C-158 Supplemental  Indenture  between Met-Ed and United States Trust Company of
      New York dated July 1, 1999 - incorporated by reference to Exhibit 4-B-38 of Met-Ed's Annual Report on Form 10-K for the year 1999, File No. 1-446.

C-159 Senior Note  Indenture  between  Met-Ed and United States Trust Company of
      New York, dated July 1, 1999.

C-160 First  Supplemental  Indenture  between  Met-Ed  and United  States  Trust
      Company of New York,  dated August 1, 2000 - incorporated  by reference to
      Exhibit 4-A, June 30, 2000 Quarterly Report on Form 10-Q, SEC File No. 1-446.

      Other

C-161 Incentive  Compensation Plan for Elected Officers of Met-Ed dated February
      6, 1997 - incorporated by reference to Exhibit C-134 to GPU, Inc.'s Annual Report on Form U5S for the year 1996, File NO. 30-126.

C-162 Employee Incentive  Compensation Plan of Met-Ed, dated as of April 1, 1995
      - incorporated by reference to Exhibit 10-E to GPU, Inc.'s Annual Report on Form 10-K for the year 1995, File No. 1-6047.

C-163 Met-Ed Supplemental and Excess Benefits Plan dated June 5, 1997 - incorporated by reference to Exhibit 10-L to Met-Ed's Annual Report on Form 10-K for the year 1997, File No. 1-446.


      Penelec
      -------

      Instruments Defining the Rights of Security Holders, Including
      --------------------------------------------------------------
      Indentures
      ----------

C-164 Mortgage  and Deed of Trust,  dated as of  January 1,  1942,  with  United
      States Trust Company of New York, Successor Trustee, - incorporated by reference to Penelec's Instruments of Indebtedness No. 1 filed as part of Amendment No. 1 to GPU, Inc.'s Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

C-165 Supplemental Indenture, dated as of March 7, 1942 - incorporated by reference to Penelec's Instruments of Indebtedness No. 2 filed as part of Amendment No. 1 to GPU, Inc.'s Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

C-166 Supplemental Indenture, dated as of April 28, 1943 - incorporated by reference to Penelec's Instruments of Indebtedness No. 3 filed as part of Amendment No. 1 to GPU, Inc.'s Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

Exhibits
--------

      Penelec
      -------

C-167 Supplemental Indenture, dated as of August 20, 1943 - incorporated by reference to Penelec's Instruments of Indebtedness No. 4 filed as part of Amendment No. 1 to GPU, Inc.'s Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

C-168 Supplemental Indenture, dated as of August 30, 1943 - incorporated by reference to Penelec's Instruments of Indebtedness No. 5 filed as part of Amendment No. 1 to GPU, Inc.'s Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

C-169 Supplemental Indenture, dated as of August 31, 1943 - incorporated by reference to Penelec's Instruments of Indebtedness No. 6 filed as part of Amendment No. 1 to GPU, Inc.'s Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

C-170 Supplemental Indenture, dated as of April 26, 1944 - incorporated by reference to Penelec's Instruments of Indebtedness No. 7 filed as part of Amendment No. 1 to GPU, Inc.'s Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

C-171 Supplemental Indenture, dated as of April 19, 1945 - incorporated by reference to Penelec's Instruments of Indebtedness No. 8 filed as part of Amendment No. 1 to GPU, Inc.'s Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

C-172 Supplemental Indenture, dated as of October 25, 1945 - incorporated by reference to Penelec's Instruments of Indebtedness No. 9 filed as part of Amendment No. 1 to GPU, Inc.'s Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

C-173 Supplemental Indenture, dated as of June 1, 1946 - incorporated by reference to Penelec's Instruments of Indebtedness No. 10 filed as part of Amendment No. 1 to GPU, Inc.'s Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

C-174 Supplemental Indenture, dated as of November 1, 1949 - incorporated by reference to Penelec's Instruments of Indebtedness No. 11 filed as part of Amendment No. 1 to GPU, Inc.'s Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

C-175 Supplemental Indenture, dated as of October 1, 1951 - incorporated by reference to Penelec's Instruments of Indebtedness No. 12 filed as part of Amendment No. 1 to GPU, Inc.'s Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

C-176 Supplemental Indenture, dated as of August 1, 1952 - incorporated by reference to Penelec's Instruments of Indebtedness No. 13 filed as part of Amendment No. 1 to GPU, Inc.'s Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

Exhibits
--------

      Penelec
      -------

C-177 Supplemental Indenture, dated as of June 1, 1953 - incorporated by reference to Penelec's Instruments of Indebtedness No. 14 filed as part of Amendment No. 1 to GPU, Inc.'s Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

C-178 Supplemental Indenture, dated as of March 1, 1954 - incorporated by reference to Penelec's Instruments of Indebtedness No. 15 filed as part of Amendment No. 1 to GPU, Inc.'s Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

C-179 Supplemental Indenture, dated as of April 30, 1956 - incorporated by reference to Penelec's Instruments of Indebtedness No. 16 filed as part of Amendment No. 1 to GPU, Inc.'s Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

C-180 Supplemental Indenture, dated as of May 1, 1956 - incorporated by reference to Penelec's Instruments of Indebtedness No. 17 filed as part of Amendment No. 1 to GPU, Inc.'s Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

C-181 Supplemental Indenture, dated as of March 1, 1958 - incorporated by reference to Penelec's Instruments of Indebtedness No. 18 filed as part of Amendment No. 1 to GPU, Inc.'s Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

C-182 Supplemental Indenture, dated as of August 1, 1959 - incorporated by reference to Penelec's Instruments of Indebtedness No. 19 filed as part of Amendment No. 1 to GPU, Inc.'s Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

C-183 Supplemental Indenture, dated as of May 1, 1960 - incorporated by reference to Penelec's Instruments of Indebtedness No. 20 filed as part of Amendment No. 1 to GPU, Inc.'s Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

C-184 Supplemental Indenture, dated as of May 1, 1961 - incorporated by reference to Exhibit 2-D(1), Registration No. 2-61502.

C-185 Supplemental Indenture, dated as of October 1, 1964 - incorporated by reference to Exhibit 2-D(2), Registration No. 2-61502.

C-186 Supplemental Indenture, dated as of November 1, 1966 - incorporated by reference to Exhibit 2-D(3), Registration No. 2-61502.

C-187 Supplemental Indenture, dated as of June 1, 1967 - incorporated by reference to Exhibit 2-D(4), Registration No. 2-61502.

C-188 Supplemental Indenture, dated as of August 1, 1968 - incorporated by reference to Exhibit 2-D(5), Registration No. 2-61502.

Exhibits
--------

      Penelec
      -------

C-189 Supplemental Indenture, dated as of May 1, 1969 - incorporated by reference to Exhibit 2-D(6), Registration No. 2-61502.

C-190 Supplemental Indenture, dated as of April 1, 1970 - incorporated by reference to Exhibit 2-D(7), Registration No. 2-61502.

C-191 Supplemental Indenture, dated as of December 1, 1971 - incorporated by reference to Exhibit 2-D(8), Registration No. 2-61502.

C-192 Supplemental Indenture, dated as of July 1, 1973 - incorporated by reference to Exhibit 2-D(9), Registration No. 2-61502.

C-193 Supplemental Indenture, dated as of June 1, 1974 - incorporated by reference to Exhibit 2-D(10), Registration No. 2-61502.

C-194 Supplemental Indenture, dated as of December 1, 1974 - incorporated by reference to Exhibit 2-D(11), Registration No. 2-61502.

C-195 Supplemental Indenture, dated as of August 1, 1975 - incorporated by reference to Exhibit 2-D(12), Registration No. 2-61502.

C-196 Supplemental Indenture, dated as of December 1, 1975 - incorporated by reference to Exhibit 2-D(13), Registration No. 2-61502.

C-197 Supplemental Indenture, dated as of April 1, 1976 - incorporated by reference to Exhibit 2-D(14), Registration No. 2-61502.

C-198 Supplemental Indenture, dated as of June 1, 1976 - incorporated by reference to Exhibit 2-D(15), Registration No. 2-61502.

C-199 Supplemental Indenture, dated as of July 1, 1976 - incorporated by reference to Exhibit 2-D(16), Registration No. 2-61502.

C-200 Supplemental Indenture, dated as of November 1, 1976 - incorporated by reference to Exhibit 2-D(17), Registration No. 2-61502.

C-201 Supplemental Indenture, dated as of November 30, 1977 - incorporated by reference to Exhibit 2-D(18), Registration No. 2-61502.

C-202 Supplemental Indenture, dated as of December 1, 1977 - incorporated by reference to Exhibit 2-D(19), Registration No. 2-61502.

C-203 Supplemental Indenture, dated as of June 1, 1978 - incorporated by reference to Exhibit 4-A(2), Registration No. 33-49669.

C-204 Supplemental Indenture, dated as of June l, 1979 - incorporated by reference to Exhibit 4-A(3), Registration No. 33-49669.

C-205 Supplemental Indenture, dated as of September 1, 1984 - incorporated by reference to Exhibit 4-A(4), Registration No. 33-49669.

Exhibits
--------

      Penelec
      -------

C-206 Supplemental Indenture, dated as of December 1, 1985 - incorporated by reference to Exhibit 4-A(5), Registration No. 33-49669.

C-207 Supplemental Indenture, dated as of December 1, 1986, - incorporated by reference to Exhibit 4-A(6), Registration No. 33-49669.

C-208 Supplemental Indenture, dated as of May 1, 1989 - incorporated by reference to Exhibit 4-A(7), Registration No. 33-49669.

C-209 Supplemental Indenture, dated as of December 1, 1990 - incorporated by reference to Exhibit 4-A(8), Registration No. 33-45312.

C-210 Supplemental Indenture, dated as of March 1, 1992 - incorporated by reference to Exhibit 4-A(9), Registration No. 33-45312.

C-211 Supplemental Indenture, dated as of June 1, 1993 - incorporated by reference to Exhibit C-73 to GPU, Inc.'s Annual Report on Form U5S for the year 1993, File No. 30-126.

C-212 Supplemental Indenture, dated as of November 1, 1995 - incorporated by reference to Exhibit 4-C-11 to GPU, Inc.'s Annual Report on Form 10-K for the year 1995, File No. 1-6047.

C-213 Supplemental Indenture, dated August 15, 1996 - incorporated by reference to Exhibit 4-C-12 to GPU, Inc.'s Annual Report on Form 10-K for 1996, File No. 1-6047.

C-214 Senior Note Indenture  between  Penelec and United States Trust Company of
      New York dated April 1, 1999 - incorporated by reference to Exhibit 4-C-13 of Penelec's Annual Report on Form 10-K for the year 1999, File No. 1-3522.

C-215 Indenture between Penelec and United States Trust Company of New York dated June 1, 1999 - incorporated by reference to Exhibit A-11(a), Certificate Pursuant to Rule 24, File No. 70-9327.

C-216 First  Supplemental  Indenture  between  Penelec and United  States  Trust
      Company of New York,  dted August 1, 2000 -  incorporated  by reference to
      Exhibit 4-B, June 30, 2000 Quarterly Report on Form 10-Q, SEC File No. 1-3522.

      Other
      -----

C-217 Incentive Compensation Plan for Elected Officers of Penelec dated February
      6, 1997 - incorporated by reference to Exhibit C-191 to GPU, Inc.'s Annual Report on Form U5S for the year 1996, File No. 30-126.

C-218 Employee Incentive Compensation Plan of Penelec, dated as of April 1, 1995
      - incorporated by reference to Exhibit 10-F to GPU, Inc.'s Annual Report on Form 10-K for the year 1995, File No. 1-6047.

Exhibits
--------

      Penelec
      -------

C-219 Penelec Supplemental and Excess Benefits Plan dated June 5, 1997 - incorporated by reference to Exhibit 10-M to Penelec's Annual Report on Form 10-K for the year 1996, File No. 1-3522.


      Other Exhibits
      --------------

D-1 Tax Allocation Agreement as amended through March 31, 1996 - incorporated by reference to Exhibit D-1 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

      Tax Allocation Agreement - Amendments thereto for 2000.

E-1   Venture   Disclosures   -  Fiber  Optic  System  Lease   Agreements   with
      Non-associated Companies.

E-2   Venture Disclosures - Services to Non-Affiliated Utilities.

E-3   Annual Report to the SEC on Form U-13-60 for 2000.

E-4 GPU Nuclear, Inc. - Policy for the Purchase of Computers for the Nuclear Science Degree Program - incorporated by reference to Exhibit E-1 to GPU, Inc.'s Annual Report on Form U5S for the year 1989, File No. 30-126.

E-5 GPU System Accounting Policy regarding Company Credit Card Agreements, dated April 20, 1993 - incorporated by reference to Exhibit E-3 to GPU, Inc.'s Annual Report on Form U5S for the year 1992, File No. 30-126.


Schedules Supporting Items of This Report
-----------------------------------------

F-1 Item 6. Part III - Compensation and other related information for the Officers and Directors of GPU, JCP&L, Met-Ed and Penelec.

F-2 Consolidating Financial Statements of Jersey Central Power & Light Company for 2000.

Schedules Supporting Items of This Report
-----------------------------------------

      Consolidating Financial Statements of Metropolitan Edison Company for
      2000.

      Consolidating Financial Statements of Pennsylvania Electric Company for 2000.

G-1 Organizational chart showing the relationship of GPU Power, Inc. to each exempt wholesale generator (EWG) in which it holds an interest.

      Organizational chart showing the relationship of GPU Capital, Inc. to each foreign utility company (FUCO) in which it holds an interest.

Schedules Supporting Items of This Report
-----------------------------------------

H-1 Financial Statements of EI Services Canada, Ltd. for 2000 - filed pursuant to request for confidential treatment.

      Consolidating Financial Statements of GPU Power, Inc. for 2000 - filed pursuant to request for confidential treatment.

      Financial Statements of Los Amigos Leasing Company, Ltd. for 2000 - filed pursuant to request for confidential treatment.

      Financial Statements of Termobarranquilla S.A. for 2000 - filed pursuant to request for confidential treatment.

      Consolidating Financial Statements of GPU Capital, Inc. for 2000 - filed pursuant to request for confidential treatment.

      Consolidating Financial Statements of GPU Electric, Inc. for 2000 - filed pursuant to request for confidential treatment.

      Consolidating Financial Statements of EI UK Holdings, Inc. for 2000 - filed pursuant to request for confidential treatment.

      Consolidating Financial Statements for MYR Group, Inc. for 2000 - filed pursuant to request for confidential treatment.

                                    SIGNATURE



      The undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.



                              GPU, INC.


May 7, 2001
                              By /s/ P. E. Maricondo
                                 ------------------------------------------
                                 P. E. Maricondo, Vice President and
                                 Comptroller
                                 (principal accounting officer)